Exhibit 99.1

OPC Energy Ltd.
Report of the Board of Directors

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine‑Month and Three‑Month Periods Ended September 30, 2022

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at September 30, 2022 and for the nine-month and three-month periods then ended. The nine‑month period ended on September 30, 2022 will be referred to as “the Period of the Report.”

It is emphasized that the description in this report contains “forward‑looking” information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). “Forward‑looking” information, is uncertain information regarding the future, including forecasts, estimates, plans, assessments or other information relating to an event or matter the outcome of which is uncertain and/or is not under the Company’s control. The “forward‑looking” information included in this report is based on information or estimates in the Company’s possession as at the publication date of this report and there is no certainty regarding its realization or the manner of its ultimate realization, which could be different, even materially, from that stated in this report – this being as a result of, among other things, changes in market conditions, regulatory factors, operating factors, risk factors applying to the Company’s activities and/or other items that are not under the Company’s control.

Except for the data reviewed in the Company’s condensed consolidated interim financial statements as at September 30, 2022 (“the Interim Statements”) that is included in this report, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary Highlights of the results

	For the
	Nine Months Ended				Three Months Ended
	September 30				September 30
	2022	2021	Change		2022	2021	Change

Adjusted EBITDA*	596	476	25%		272	213	28%
Adjusted EBITDA – Israel*	245	248	(1)%		111	114	(3)%
Adjusted EBITDA – U.S.*	351	228	54%		161	99	63%
Income (loss) for the period	180	(209)	+389	m	108	(112)	+220	m
Adjusted income for the period	178	38	368%		98	39	151%

*	Adjusted EBITDA – for additional information regarding the definition and manner of the calculation – see Section 4B below.

Main developments

Israel
Increase in the electricity tariffs – an increase of about 13.6% in the generation component commencing from August 2022.

Natural gas – first gas from Energean – at the end of October gas has started to flow from the Karish reservoir. Annual savings estimated at about NIS 60 million.

Strong results of Rotem – increase of about 20% in the adjusted EBITDA compared with the corresponding quarter last year.

Hadera – expectation of completion of the maintenance work and return to full activities – up to the end of 2022.

U.S.
Supportive business environment – high energy margins.

Strong results of the CPV Group – a jump of 63% in the adjusted EBITDA compared with the corresponding quarter last year.

Significant tax benefits for the CPV Group under the Inflation Reduction Act (IRA)

	–	Acceleration of development of two natural‑gas power plants with reduced carbon emissions (CCS).
	–	Overall improvement of the renewable energy projects, including the Maple Hill and Stagecoach power plants.

Transaction for acquisition of a portfolio of 81 megawatts of wind‑farm activities – advanced negotiations with exclusivity for a consideration of about $172 million[1]. Expectation of doubling the present EBITDA from renewable energies in the U.S.

Headquarters	Successful raising of capital in the amount of NIS 830 million for financing a future growth.

1          In this report, “dollar” means the U.S. dollar.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary (Cont.) Portfolio (GW)

2.	Brief description of the Group’s area of activities

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the approval date of the report the Group is engaged, through subsidiaries, in two areas of activity that are reported as business segments in its financial statements:

(1)
Generation and supply of electricity and energy in Israel – the Company manages its activities in Israel[2] mainly through the subsidiary, OPC Power Plants Ltd. (formerly – OPC Israel Energy Ltd., “OPC Power Plants”), which as at the approval date of the report is wholly owned by the Company (for details regarding entry into a transaction with Veridis – Power Plants Ltd.(“Veridis”)[3] in connection with an investment and a structural change in the area of activities in Israel, which as at the approval date of the report had not yet been completed – see Section 10B below);

(2)
Generation and supply of electricity and energy in the United States – the Company manages its activities in the U.S. through the subsidiary CPV Group LP (“the CPV Group”), which is held at the rate of 70% (indirectly) by the Company[4].

2 The Group’s activities in Israel also include the activities of Gnrgy, the shares of which (as at the approval date of the report –51%) were acquired by the Company in 2021.
3 To the best of the Company’s knowledge, Veridis is a wholly‑owned subsidiary of Veridis Environment Ltd., the securities of which are traded on the stock exchange.
4 The said rate of holdings does not take into account the profit participation units that were issued to employees of the CPV Group, as stated in Note 18C to the consolidated financial statements for the year ended December 31, 2021 (“the Consolidated Financial Statements for 2021”).

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities (Cont.)

From time to time, the Company examines possibilities for expansion of its activities in the area of generation and supply of electricity and energy, including by means of construction and/or acquisition of power plants (including renewable energy and storage) that are active, under construction or in the development stages, and advancement of projects, as stated, that are found to be suitable and that are consistent with the Company’s business plans, as they will be from time to time, and expansion of its services and the synergies embedded in the Group’s activities.

For additional details regarding the Group’s activities in its activity areas – see Sections 2.2, 7 and 8 to Part A (Description of the Company’s Business) of the Company’s Periodic Report for 2021, (“the Periodic Report for 2021”) and that stated in the Company’s quarterly statements as at March 31, 2022 (“the First Quarter Report”) and as at June 30, 2022 (“the Second Quarter Report”), which are included by means of reference5.

[5]
It is clarified that in some cases an additional description has been provided in order to present a comprehensive picture of the matter described or of the relevant business environment. References to reports included in this report include the information included therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment

3.1	General

A.
Changes in the macro‑economic environment (changes in inflation and interest) – in the period of the report, a macro‑economic trend is discernable, both in Israel and worldwide, which is characterized by a sharp increase in the price levels, among other things against the background of geo‑political events, particularly the war in the Ukraine, the global energy crisis that triggered a sharp increase in the energy and electricity prices, continuing disruptions in the supply chain and the impacts of the Corona virus. These events, have given rise to, among other things, a significant increase in the inflation rates in the U.S. and in Israel and, as a result, a significant hike in the interest rates.

These parameters have a significant impact on the local and global macro‑economic environment, the overall growth rate, and the business environment in which the Group companies operate, due to, among other things, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, financing expenses, and the like.

In this regard, in the last 12 months the CPI in Israel has risen by about 5.2%, and since the beginning of the year, Bank of Israel increased the interest rate in the economy a number of times, to the rate of 3.25% as at the approval date of the report.

In the United States, the CPI rose in the last 12 months by about 7.7% and since the beginning of the year the Federal Reserve Banks (the Fed) increased the interest rate in a number of increments to the rate of 3.75%–4.00% as at the approval date of the report.

3.2	Activities in Israel

B.
Update of tariffs for 2022 – on February 1, 2022, the annual update of the electricity tariffs of the Electricity Authority for 2022 entered into effect, according to which the generation component, increased at the rate of about 13.6%, and stood at NIS 0.2869 per kilowatt hour commencing from February 1, 2022.

On May 1, 2022, an additional update to the electricity tariff for the rest of 2022 entered into effect, as a result of reduction of the excise tax on use of coal, due to a draft Excise Tax on Fuel Order, which was published by the Ministry of Finance as part of the government’s plan to combat the high cost of living. The generation component after the reduction was NIS 0.2764 per kilowatt hour, a reduction of 3.7% from the tariff determined on February 1, 2022, as stated above.

On August 1, 2022, an additional update to the electricity tariff entered into effect for the remainder of 2022 whereby the generation component is NIS 0.314 per kilowatt hour, an increase of 13.6% over the tariff determined in May 2022 and 9.4% of the tariff determined in February 2022. As part of the hearing published by the Electricity Authority on July 11, 2022, it was noted that the background for the tariff update is the global energy crisis, which became more severe due to the war in the Ukraine, and that gave rise to a significant increase in the energy and electricity prices in many countries worldwide. Pursuant to the hearing, that stated led to a sharp increase in the index of the coal prices compared with the price on which the tariff update at the beginning of the year was based, and together with the increase in the dollar/shekel exchange rate and the CPI, the need was created for an update of the seller’s cost and the electricity tariffs. For additional details regarding the generation tariff and its impact on the Group’s activities in Israel – see Section 7.2.4 of Part A of the Periodic Report for 2021. It is noted that the update of the electricity tariff has a positive impact on the Group’s results.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

C.
Update of the time of use (TOU) demand categories – further to that stated in Section 7.3.15.2 of Part A of the Periodic Report for 2021, on August 28, 2022 the Electricity Authority (hereinafter – “the Authority”) published a decision to revise[6], the time of use (TOU) demand categories for purposes of adjusting the TOAZ structure for a significant integration of solar energy and storage (in this Section – “the Decision”). The Decision is substantially similar to the proposed Decision that was brought for hearing, as detailed in Section 7.3.15.2 of Part A of the Periodic Report for 2021. Pursuant to that stated in the Authority’s publication, the update of the TOU demand categories is expected to encourage steering consumption to the noon hours wherein there is higher generation of renewable energy as opposed to consumption in the peak evening demand hours – this being by means of, among other things, raising the tariff in the demand hours and applying the following main updates: (a) moving the peak hours from the noon hours to the evening hours; (b) expanding the number of months wherein the peak hours apply in the summer season to 4 months in place of 2 months; (c) increase of the gap between the peak hours and the low‑demand hours; and (d) definition of a maximum of two TOU categories for every day of the year (without an intermediate category – Geva). Change of the TOU categories in accordance with the decision is expected to increase the tariffs paid by household consumers and reduce the tariffs paid by TOAZ consumers.

Based on the Decision, the updated tariff structure will enter into effect upon update of the tariff to the consumer for 2023 (the tariff update is generally made in January). In addition, the Decision provides that in light of the frequent sectorial changes and the need to express the correct sectorial cost, the TOU categories will be updated more frequently, based on the actual changes. Concurrent with publication of the Decision to update the TOU demand categories, the Authority published a decision for hearing that is primarily aimed at making of adjustments to a number of arrangements relating to generation facilities that are impacted by changes in the tariff structure (including an arrangement for cogeneration facilities).

In the Company’s estimation, the Decision is expected to have a negative impact on its revenues in Israel from 2023 compared with the TOU demand in effect at the time of the aforesaid update. Ultimately, the impact is affected by the manner of implementation of the decision as part of update of the annual tariff which has not yet been determined. The Company is taking actions to adjust the mix of its sales in Israel in order to minimize the scope of the impact of the update on its results, however as at the signing date of the report there is no certainty regarding the outcome of the said actions[7].

For additional details regarding developments in the activities in Israel – see Section 10 below.

[6]	See the publication of the Electricity Authority at the following link; https://www.gov.il/BlobFolder/news/press_mashab082022/he/files_hadashot_press_mashab_idkun_08_2022.pdf

[7]
It is clarified that that stated above regarding the Company’s estimates with reference to the impact of the decision to revise the hour categories on the Company’s revenues and the Company’s actions aimed at reducing the scope of the impact constitute “forward‑looking” information as it is defined in the Securities Law, and is based on the Company’s estimates as at the date of the report. The said information and estimates may not materialize and/or may materialize in a different manner due to, among other things, factors not known to the Company as at the date of the report or that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S.

D.	Electricity and natural gas prices

The natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate (this is the fuel used by the conventional power plants of the CPV Group).

In the estimation of the CPV Group, in general, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the efficiency of the power plants it owns (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located). This impact could be offset, in whole or in part, by programs hedging electricity margins in the natural‑gas powered power plants of the CPV Group, which are intended to reduce volatility in the CPV Group’s electricity margins due to changes in the commodity prices in the energy market (for additional details regarding agreements for hedging electricity margins in the CPV Group in the period of the report and thereafter – see Section 4D(5) below).

Natural gas prices

The natural gas prices are impacted by a large number of variables, including demand in the industrial, residential and electricity sectors, production and supply of natural gas, natural‑gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of the natural‑gas customers and producers. The price for import of liquid natural gas impacts the natural gas price in the winter months in New England and New York, and directly impacts the Fairview and Valley power plants.

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Project)	2022	2021	Change	2022	2021	Change

TETCO M3 (Shore, Valley)	6.87	3.11	121%	7.10	3.75	89%
Transco Zone 5 North (Maryland)	8.41	3.56	136%	9.69	4.23	129%
TETCO M2 (Fairview)	5.86	2.78	111%	6.84	3.52	94%
Dominion South (Valley)	5.87	2.74	114%	6.87	3.54	94%
Algonquin (Towantic)	9.46	3.93	141%	7.57	3.86	96%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

D.
Electricity and natural gas prices (Cont.)

Natural gas prices (Cont.)

The natural gas prices in CPV’s activity markets increased significantly in the nine‑month and three‑month periods ended September 30, 2022, compared with the corresponding periods last year. In the estimation of the CPV Group, the said increase stems from, among other things, an increase in demand for electricity in the U.S., a strengthening of the global demand for natural gas, particularly due to the energy and gas crisis that causes an increase in exports of natural gas, liquid natural gas from the United States to Europe (which imported a significant quantity of natural gas for storage and to offset the decline in the import of natural gas from Russia), inventory levels of natural gas that are lower than in the past, and a limited increase in production of natural gas.

Subsequent to the date of the report, when the storage levels of the natural gas in Europe reached their targets and the weather for the period was relatively favorable, the international gas prices declined from the level in the third quarter of 2022.

Electricity prices

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active (the prices are denominated in dollars per megawatt hour):

	For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Project)	2022	2021	Change	2022	2021	Change

PJM West (Shore and Maryland)	74.56	33.70	121%	90.44	41.77	117%
PJM AD Hub (Fairview)	71.01	33.79	110%	87.06	41.22	111%
NY‑ISO Zone G (Valley)	85.30	37.16	130%	89.48	42.92	108%
ISO‑NE Mass Hub (Towantic)	88.48	41.21	115%	85.74	44.85	91%

Note:	Based on Day‑Ahead prices as published by the relevant ISO. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

The increase in the electricity prices in the nine‑month and three‑month periods ended September 30, 2022 compared with the corresponding periods last year, stems mainly from the increase in the natural gas prices as detailed above.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

E.	Capacity payments

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s power plants and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[8]	[9]2023/2024	[10]2022/2023	2021/2022	2020/2021
PJM RTO		34.13	50	140	76.53
PJM COMED	Three Rivers	34.13	-	-	-
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	95.79	140	86.04
PJM EMAAC	Shore	49.49	97.86	165.73	187.77

Source: PJM

8  The Three Rivers project, which is in the construction stages, will be entitled to capacity payments, subject to completion of the construction, commencing from its commercial operation.
9  As determined in capacity tenders in June 2022.
10  As determined in capacity tenders in June 2021.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

E.	Capacity payments (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. The power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Winter 2022/2023	Summer 2022	Winter 2021/2022	Summer 2021
NYISO Rest of the Market	–	1.18	3.40	1.00	4.09
Lower Hudson Valley	Valley	1.31	4.65	1.01	4.56

Source: NYISO

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Company’s Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

E.	Capacity payments (Cont.)

ISO‑NE market

The ISO‑NE permits capacity payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders.

The Towantic power plant participated for the first time in an capacity tender for 2018–2019 at a price of $9.55 KW/month and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. In March 2022, Towantic participated in the annual capacity tender for 2025–2026 and won a guaranteed capacity price of $2.59 kilowatt/month and for 745 megawatts.

F.
The Inflation Reduction Act (“the IRA Law”) – on August 16, 2022, the Inflation Reduction Act of 2022 was signed by the President of the U.S. and it became law which, among other things, grants significant tax credits for renewable energies and technologies from reduction of carbon emissions, and its target is to lead to an increase of the generation of renewable energies and the regulatory stability in the area.

Renewable energies

The IRA Law includes, a number of benefits for renewable energy projects, including, among others: (1) an investment tax credit (ITC) – fixing the rate of the tax benefit to 30% and extension of the period of eligibility for the benefit to 10 years (“the Base Credit”). Also, additional credits are included at the rate of 10% each of the Base Credit subject to the existence of certain conditions, including: (a) construction of projects on Brownfield sites or coal mine sites or carbon power plants that have been shut down, or (b) for use of equipment or raw materials made in the U.S.; (2) a production tax credit (PTC) – fixing the benefit tariff at $27.5 per megawatt hour and extension of the benefit period to 10 years; and (3) the possibility of selling the tax credits to unrelated parties. Furthermore, commencing from 2023, renewable energy projects with zero emissions will be able to choose between claiming a PTC or an ITC.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	The Inflation Reduction Act (“the IRA Law”) (Cont.)

Natural gas with reduced emissions

In addition, IRA Law includes a tax credit for electricity generation facilities having carbon capture capability at the rate of about 75% of the emission. The rate of the credit will be $60 per ton of carbon for carbon removed by injection into active oil wells (Enhanced Oil Recovery) and $85 per ton of carbon for carbon interred in a permanent manner. This benefit is granted as a direct payment during the first five years and as a tax credit during an additional 7 years.

In the estimation of the CPV Group, the IRA Law is expected to have a favorable impact on the renewable energy projects that are in the development stage and that are under construction, including Maple Hill and Stagecoach (for additional details regarding the projects – see Sections 6A, 6C and 6D below) and, among other things, to increase the value of the tax credits that is expected to be received compared with the situation prior to passage of the Climate Law. It is noted that even though some of the regulatory arrangements have not yet been finalized, there is a possible positive impact on the entitlement of some of the Group’s renewable energy projects to a higher tax credit due to their location (for example, on areas that were former coal mines), including the Maple Hill project. The CPV Group estimates that it will choose tax benefits of the ITC type for the Maple Hill project and for an additional project that is presently in the development stage and it is examining the economic feasibility of ITC or PTC benefits for the Stagecoach project, taking into the arrangements provided. Also, the possibility of selling the tax credits is expected to increase the Group’s ability to realize part of the value of the tax credits of its renewable projects and to improve the investment conditions.

With reference to the conventional projects of the CPV Group that are in the development stage, as stated in Section 6F below (backlog of projects), and that integrate technologies for carbon capture, the IRA Law is expected to have a positive impact in all that relating to the technological benefits for carbon capture provided in the Law. As at the approval date of the report, the full impacts of the IRA Law have not yet been finally clarified, and they are expected to be clarified upon formulation of the detailed arrangements (regulations).11

For additional details regarding developments in the Company’s activities in the U.S. – see Section 6 below.

[11]
That stated in connection with the main impacts of the IRA Law and its application to projects of the CPV Group, constitutes “forward‑looking” information, as it is defined in the Securities Law, and it constitutes merely an estimate that is based on the information, estimates and forecasts in the possession of the management of the CPV Group as at the approval date of the report, among other things, based on the language of the legislation published and the existing business plans. This information is contingent on the existence of various factors, including factors that are not under the Company’s control, such as, the final arrangements that will be determined, realization of the development plans of the backlog of the projects, compliance with the eligibility conditions, development of technologies etc. Accordingly, that stated above may not materialize and/or may materialize in a manner different than that described above.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Periodic Report for 2021).

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority, and as at the applicable date of the report are broken down into three seasons – summer (July and August), winter (January, February and December) and transition (March through June and September through November). The TOAZ tariff in the summer and the winter are higher than those in the transition seasons. For details regarding a decision to update the hourly demand categories of the TOAZ (including the months of the year’s seasons and the categories of the daily hours) commencing from the tariff update for 2023 – see Section 3.2C above.

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is high in the summer and the winter compared with the average and as a function of the natural gas prices.

In light of the said seasonality, generally the preference is to concentrate, to the extent possible, the maintenance work on the power plants during the transition periods, which are characterized, as stated, by relatively lower demand.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

A.	Statement of income[12]

Section	For the nine months ended September 30						Board’s explanation
	2022			2021
	Israel	U.S.	Consolidated	Israel	U.S.	Consolidated

Revenues from sale and provision of services	1,279	144	1,423	1,025	123	1,148	For details – see this Section below.
Cost of sales and provision of services (net of depreciation and amortization)	963	77	1,040	722	55	777	For details – see this Section below.
Depreciation and amortization	99	30	129	103	28	131
Gross profit	217	37	254	200	40	240	For details – see Sections C and D below.
Administrative and general expenses	77	98	175	56	*77	133	For details – see Sections C and D below.
Share in earnings of associated companies[13]	–	190	190	–	23	23	The increase stems mainly from an improvement of the results of the activities in the U.S. For details – see Section D below.
Transaction expenses in respect of acquisition of the CPV Group	–	–	–	–	2	2
Business development expenses	2	16	18	1	3	4
Other income (expenses), net	4	–	4	(1)	*–	(1)
Ordinary income (loss)	142	113	255	142	(19)	123
Financing income (expenses), net (1), (2)	(83)	65	(18)	(348)	*(54)	(402)
Income (loss) before taxes on income	59	178	237	(206)	(73)	(279)
Taxes on income (tax benefit)	24	33	57	(41)	*(29)	(70)	The increase stems from better results in Israel and in the U.S.
Income (loss) for the period (3)	35	145	180	(165)	(44)	(209)
Adjustments	–	(2)	(2)	189	58	247	For details – see Section E below
Adjusted income for the period (4)[14]	35	143	178	24	14	38

*	For details regarding an immaterial adjustment in the nine‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.

[12]
The results of the CPV Group are consolidated in the Company financial statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. The results of the associated companies in the U.S. are presented in the category “Company’s share in income of associated companies”.

[13]
The income of associated companies in the U.S. includes income or loss in respect of changes in the fair value of derivative financial instruments not yet realized as at the date of the financial statements in hedging plans of the CPV Group.

[14]
It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.) Changes in revenues (in NIS millions):

Revenues	For the		Board’s Explanation
	Nine Months Ended
	September 30
	2022	2021
Revenues in Israel
Revenues from sale of energy to private customers [15]	891	705
An increase, in the amount of about NIS 98 million, stemming from an increase in the generation component tariff (for details – see Section 3.2B, below), and an increase, in the amount of about NIS 88 million, stemming from an increase in customer consumption, mainly due to the virtual supply activities that started in September 2021.

Revenues from private customers in respect of infrastructure services	237	218
Revenues from sale of energy to the System Operator and to other suppliers	79	60
Revenues from sale of steam	44	42
Other revenues	28	–	Reflects revenues in respect of Gnrgy’s activities, which were initially consolidated on December 31, 2021.
Total revenues in Israel	1,279	1,025

Revenues in the U.S.
Revenues from sale of electricity	65	59
Revenues from provision of services	79	64
Total revenues in the U.S.	144	123

Total revenues	1,423	1,148

15 Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.) Changes in the cost of sales (in NIS millions):

Cost of Sales	For the		Board’s Explanation
	Nine Months Ended
	September 30
	2022	2021
Cost of sales in Israel
Gas and diesel oil	376	368
An increase, in the amount of about NIS 28 million, stemming from an increase in the price of the natural gas as a result of an increase in the generation component and the dollar/shekel exchange rate. In addition, there was an increase, in the amount of about NIS 16 million, stemming from payment of compensation to Rotem and Hadera in the corresponding period last year. On the other hand, there was a decrease in the expenses for the consumption of natural gas, in the amount of about NIS 37 million, due to maintenance work at the Rotem Power Plant that was performed in the second quarter of 2022 (as detailed in Section C3 below).

Expenses in respect of acquisition of energy	240	51
An increase in expenses in respect of acquisition of energy, in the amount of about NIS 111 million, deriving from the virtual supplier activities that started in September 2021 and an increase, in the amount of about NIS 68 million, deriving from maintenance work at the Rotem Power Plant that was performed in the second quarter of 2022.

Expenses in respect of infrastructure services	237	218
Cost of transmission of gas	24	24
Operating expenses	64	61
Other expenses in	22	–	Reflects revenues in respect of Gnrgy’s activities, which were initially consolidated on December 31, 2021.
Total cost of sales in Israel	963	722

Cost of sales in the U.S.
Cost of sales in respect of sale of electricity	22	16	Reflects cost of sales in respect of Gnrgy’s activities, which were initially consolidated at the end of 2021.
Cost of sales in respect provision of services	55	39
Total cost of sales in the U.S.	77	55

Total cost of sales	1,040	777

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

Changes in the financing expenses, net

(1)
The decrease in the financing expenses in Israel and in the headquarters, in the amount of about NIS 265 million, stems mainly from a non‑recurring expense paid in 2021 in respect of an early repayment commission relating to the project financing of Rotem, in the amount of about NIS 244 million, and from a decrease in the interest and linkage expenses on the senior debt in Rotem, in the amount of about NIS 55 million (including hedging expenses in respect of linkage to the CPI), in light of execution of early repayment of the full amount of Rotem’s unpaid (outstanding) credit in October 2021. This decrease was partly offset by an increase in interest and linkage expenses in respect of debentures, in the amount of about NIS 33 million.

(2)
In the period of the report, the financing income in the U.S. includes income from exchange rate differences, in the amount of about NIS 82 million, compared with expenses from exchange rate differences, in the amount of about NIS 4 million, in the corresponding period last year. The said exchange rate differences were created as a result of revaluation of intercompany loans that were provided to the Group companies in the U.S. the functional currency of which is the dollar (for additional details – see Note 7E(4) to the Interim Statements). In addition, in the corresponding period last year, the financing expenses in the U.S. included a loss from settlement of financial liabilities, net, in the amount of about NIS 28 million (for additional details – see Notes 16D and 28O to the consolidated statements for 2021).

Attribution of the income (loss) for the period

(3)
The income for the period of about NIS 143 million in the period of the report and the loss of about NIS 164 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

(4)
The adjusted income for the period of about NIS 142 million in the period of the report and about NIS 27 million in the corresponding period last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, financing expenses or income and taxes on income.

The Company defines “adjusted EBITDA” as earnings (losses) after adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business and/or having a non‑recurring nature. For details regarding adjustments during the period – see Section E below.

EBITDA and adjusted EBITDA data are not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA and adjusted EBITDA are not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its income, such as financing expenses, taxes on income and depreciation.

The Company believes that the adjusted EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors (industries) with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance. The Company believes that these indices, which are not in accordance with IFRS, provide useful information to investors since they improve the comparability of the financial results between periods and provide greater transparency of the main indices used for evaluating the Company’s performance.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and Adjusted EBITDA (Cont.) Calculation of the EBITDA and Adjusted EBITDA (in millions of NIS):

	For the
	Nine Months Ended
	September 30
	2022	2021

Revenues from sales and provision of services	1,423	1,148
Cost of sales (less depreciation and amortization)	(1,040)	(777)
Administrative and general expenses (less depreciation and
amortization)	(167)	*(128)
Transaction expenses relating to acquisition of the CPV Group	–	(2)
Business development expenses (less amortization)	(15)	(4)
Other income (expenses), net	4	(1)
Consolidated EBITDA**	205	236
Share of Group in proportionate EBITDA of associated companies***	393	189
EBITDA (total consolidated and the proportionate amount of
associated companies)	598	425
Adjustments – see detail in Section E below	(2)	51
Adjusted EBITDA	596	476

*	For details regarding an immaterial adjustment in the nine‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.
**	Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements.
***	Represents the EBITDA of the associated companies in the CPV Group, which are presented based on the rate of the holdings of the CPV Group in these companies.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.
EBITDA and Adjusted EBITDA (Cont.)

Set forth below is the adjusted EBITDA data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

	Basis of presentation in the Company’s financial statementz

		For the
		Nine Months Ended
		September 30
		2022	2021

Rotem[16]	Consolidated	244	232
Hadera	Consolidated	38	40
Headquarter and others in Israel	Consolidated	(37)	(24)
Total Israel		245	248
Keenan	Consolidated	41	38
Fairview	Associate	73	45
Towantic	Associate	71	70
Maryland	Associate	45	25
Shore	Associate	42	51
Valley	Associate	162	49
Headquarters and others in the United States[17]	Consolidated and associates	(83)	*(50)
Total United States		351	228

Adjusted EBITDA		596	476

*	For details regarding an immaterial adjustment in the nine‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.

[16]	Rotem’s adjusted EBITDA for the nine‑month period ended September 30, 2022 includes the amount of about NIS 4 million relating to the results of the virtual supply activities belonging to Rotem.
[17]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 15 million and about NIS 11 million in the nine‑month periods ended September 30, 2022 and 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

C.
Analysis of the change in adjusted EBITDA – activities in Israel (including the Group’s headquarters)

Set forth below is an analysis of the change in adjusted EBITDA in Israel and the Group’s headquarters for the nine‑month period ended September 30, 2022 compared with the corresponding period last year (in NIS millions):

350
300
250
200
150
100
50
-
248
(16)
232
69
(37)
(19)
245
Adjusted EBITDA Nine-month 2021
One time events in 2021
Adjusted EBITDA nine-month 2021 after eliminating one-time events
Net Energy margin
Unvailability
Administrative and general expenses
Adjusted EBITDA Nine-month 2022

1.
One-time events – in the corresponding period last year, compensation was paid to Rotem and Hadera, in the amount of about NIS 16 million, due to the delay in the commercial operation of the Karish reservoir (for additional details – see Note 28G to the consolidated statements for 2021). For details regarding the start of the flow of the first gas from the Karish reservoir subsequent to the date of the report – see Section 10C below.

2.
Energy margin – the increase in energy margin in the period of the report compared with the corresponding period last year stems from an increase in the generation component tariff that gave rise to an increase in the electricity prices and the natural gas prices. The natural gas prices were also impacted by an increase in the dollar/shekel exchange rate (which led to an increase of about NIS 8 million in the cost of the natural gas). For additional details – see Section 3.2B above.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – activities in Israel (including the Group’s headquarters) (Cont.)

3.
Unavailability due to maintenance work – during the period of the report, the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results in the period of the report, as well as compared with the corresponding period last year.

In March 2022, the activities of the Rotem Power Plant were shut down for a period of 12 days for purposes of performance of unplanned maintenance work to repair a malfunction, which was repaired; and further to that stated in Section 7.11.1 to Part A of the Periodic Report for 2021 and in the First Quarter Report, the activities of the power plant were shut down in April 2022 for purposes of performance of planned maintenance work which lasted 26 days, after which the power plant returned to regular activities. The next planned maintenance at the Rotem Power Plant is expected to take place in the spring of 2024.

As stated in the report for the first quarter, at the end of April 2022, the steam turbine of the Hadera Power Plant was shut down for maintenance purposes, where in the course of the work, repair work was also performed in the gas turbines As stated in the report for the second quarter, repair of the gas turbines was completed, where the shutdown due to repair of the steam turbine was extended beyond that stated in the report for the second quarter owing to additional required repairs and as at the approval date of the report the steam turbine is expected to return to service by the end of 2022. During the period of time wherein the maintenance work is being performed in the steam turbine, the Hadera Power Plant is being operated on a partial basis. As stated above, shutdown of the Hadera Power Plant’s activities for purposes of performance of the maintenance work, as stated, had an unfavorable impact on Hadera’s results in the period of the report and is expected to adversely impact Hadera’s results in the fourth quarter of 202218.

During the above‑mentioned maintenance, sale of the electricity to the Company’s customers continued, where the Company purchased electricity from a third party in order to supply the full scope of the demand in the shutdown period.

4.
Administrative and general expenses – most of the increase stems from an increase in wages and headquarters expenses, in the amount of about NIS 12 million (including an increase of about NIS 7 million in respect of non‑cash equity remuneration expenses), in light of, among other things, expansion of the Company’s activities. In addition, in the period of the report the administrative and general expenses in Israel include administrative and general expenses of Gnrgy (which was consolidated for the first time on December 31, 2021), in the amount of about NIS 9 million.

[18]
That stated in this Section above, including with reference to the expected completion of the maintenance work, the impact of the work on Hadera’s results, the duration of the period of the said work and/or the completion thereof, includes “forward‑looking” information, as it is defined in the Securities Law. The information regarding performance of the renovation work and the impact thereof may not be realized, or may be realized in a different manner, including as a result of reasons that are not under Hadera’s control, such as constraints the source of which is the contractor or equipment supplier, the manner of performance of the maintenance work, technical breakdowns or delays in arrival of the equipment or teams to the site and/or other delays, which could impact the performance of the power plant duration of the shutdown. It is noted that partial operation or shutdown of the Hadera Power Plant during extended periods could impact Hadera’s ability to comply with the power plant’s availability provisions (regarding this matter – see also Section 7.11.1 of Part A of the Periodic Report for 2021) and have a negative impact on the results of Hadera’s activities. For details regarding an arbitration proceeding with the construction contractor of the Hadera Power Plant – see Note 7C(3) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – activities in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the U.S. for the nine‑month period ended September 30, 2022 compared with the corresponding period last year (in millions of NIS):

600
500
400
300
200
100
-
228
30
(28)
230
(43)
350
(150)
(19)
(17)
351
Adjusted EBITDA nine-month 2021
Period prior to the initial consolidation
One time events and realized hedges in 2021
Adjusted EBITDA nine-month 2021 after eliminating non-recuring events
Unavailability
Net energy margin and capacity
Realized hedges
G&A expenses
Others
Adjusted EBITDA nine-month 2022

1.	Period prior to the initial consolidation – adjusted EBITDA in respect of the CPV Group from January 1, 2021 and up to January 25, 2021 (the acquisition date).

2.
One-time events and hedges – in addition to the regularly existing hedging program at the CPV Group, in the corresponding period last year the CPV Group enjoyed receipts in respect of hedging agreements, which are not current and are not expected to recur, in the amount of about NIS 28 million, due to income from an RPO hedging agreement in the Valley power plant, along with income for a hedging agreement of the HRCO type in the Shore power plant.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the changes in adjusted EBITDA – activities in the U.S. (Cont.)

3.
Unavailability – in general, the months of the spring season are characterized as a transition season wherein the demand for electricity is relatively low, and therefore the preference is to concentrate performance of the maintenance work for the power plants therein, to the extent possible. In the period of the report, the power plants of the CPV Group that are powered by natural gas were shut down for various periods for purposes of performance of planned maintenance (where some of the work extended beyond that planned) and unplanned maintenance for repair of breakdowns. The said shutdowns had a negative impact on the results of the power plants in the period of the report. The total cost of the unavailability in the period of the report increased by about NIS 43 million compared with the corresponding period last year. Most of the increase stems from unplanned maintenance at the Valley power plant in January 2022, a shutdown for purposes of planned maintenance of 42 days at the Towantic power plant, which completed periodic major maintenance in April and May 2022, and unplanned maintenance of about 14 days due to a malfunction at the Fairview power plant in August 2022 during which it operated on a partial basis and afterwards the power plant resumed its activities.

4.	Energy margin and capacity – as stated in Section 3.3D above, in the period of the report the gas prices and the electricity prices rose compared with the corresponding period last year.

The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. The total available electricity margin for the active power plants of the CPV Group, for the relative share of the CPV Group, and on the assumption of full capacity, increased in the period of the report by about NIS 352 million, compared with the corresponding quarter last year. The capacity payments in the period of the report decreased by about NIS 2 million compared with the corresponding period last year.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the changes in adjusted EBITDA – activities in the U.S. (Cont.)

5.
Energy hedges[19] – the increase in the electricity margins in some of the power plants was partly offset due to the hedging program of the CPV Group the realization of which led to a reduction of the electricity margin in the period of the report, in the amount of about NIS 150 million, compared with the corresponding period last year. It is noted that the Valley power plant, which was not hedged in the periods prior to the third quarter of 2022, was favorably impacted by the increase in the energy prices.

As at the approval date of the report, most of the energy hedging agreements of the CPV Group are for periods of up to one year. As at the approval date of the report, the estimate of the CPV Group is that about 87% and 43% of the gross margin, which includes the electricity margin and capacity of the power plants of the CPV Group using conventional technology, will be hedged for the balance of 2022 and on average for 2023, respectively20 (about 82% and 33% of the electricity margin with no capacity for the rest of 2022 and 2023, respectively).

It is noted that the change in the future energy prices triggered a demand for provision of collaterals (that are not lien‑based) in order to secure liabilities to the parties to the hedging agreements, in the Valley, Maryland and Towantic. The scope of the collaterals, as stated (for 100% of the above‑mentioned power plants) was about $73 million as at September 30, 2022 (of which about $24 million reflects the share of the CPV Group in the collaterals). In addition, in August 2022, the CPV Group deposited monies, in the amount of $20 million, to secure a hedge in the Valley power plant, where the partner in the project provided the same amount.

[19]
As part of the risk management policy, the CPV Group enters into, on an ongoing basis, agreements for hedging part of the electricity margins with the goal of reducing the volatility that characterizes the commodities market, in general, and the energy and natural gas prices, in particular, and also to lock in income that it believes constitutes high income, both from an historical standpoint and based on an analysis of the current (SPOT) and future market(s). The hedging agreements are signed with respect to the gas and electricity prices (that is, the electricity margin), in accordance with the relevant characteristics for each power plant for which the hedge is executed, and they are generally for short periods, mostly up to 12 months forward. In the period of the report, there are hedging agreements for the Fairview, Shore, Maryland and Towantic power plants, and commencing with the third quarter of 2022 for the Valley power plant as well. In addition to the current hedging plans, as stated, the CPV Group has Revenue Put Option (RPO) agreements, which were signed for some of the power plants with the goal of assuring a minimum cash flow to service the debt and they are not expected to continue or be renewed beyond their original expiration dates.

[20]
That stated regarding the estimates of the hedging rates and the hedging policy constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates and forecasts of the CPV Group as at the approval date of the report and regarding which there is no certainty it will be realized and/or it is subject to changes based on business discretion of the CPV Group. That stated could change as a result of, among other things, changes in the market conditions, availability constraints, changes in the estimates that are the basis of the estimates, as stated.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the changes in adjusted EBITDA – activities in the U.S. (Cont.)

6.
Administrative and general expenses – most of the change stems from an increase in wages and headquarters expenses, in the amount of about NIS 21 million, and an increase in expenses for professional services, in the amount of about NIS 5 million, in light of, among other things, expansion of the activities of the CPV Group, and the date of the initial consolidation (the CPV Group was consolidated in the Company’s results commencing from January 25, 2021). This increase was partly offset by a decrease in expenses in respect of a profit‑sharing plan in the CPV Group, in the amount of about NIS 6 million (non‑cash).

7.
Business development and other expenses – most of the change stems from an increase in business development expenses, in the amount of about NIS 9 million deriving from an increase in the scope of the business development activities, and an increase of about NIS 7 million due to an increase in the operating expenses of the power plants, mainly as a result of planned maintenance in the Towantic power plant.

OPC Energy Ltd.
Report of the Board of Directors

4.	Results of operations for the nine‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.	Adjustments to EBITDA and income (loss) for the period

Section	For the nine months ended September 30						Board’s explanation
	2022			2021
	Israel	U.S.	Consolidated	Israel	U.S.	Consolidated

Change in the fair value of derivative financial instruments in the U.S. (as part of the Company’s share of income of associated companies in the U.S.)	–	(2)	(2)	–	48	48	Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the CPV Group, as described in Section D above.
Change in expenses, not in the ordinary course of business and/or of a non‑recurring natures	–	–	–	1	2	3	Represents expenses in respect of acquisition of the CPV Group and expenses in respect of a compromise agreement, as stated in Note 7C(2) to the Interim Statements.
Total adjustments to EBITDA	–	(2)	(2)	1	50	51

Change in loss from settlement of financial liabilities, net	–	–	–	244	29	273	For additional details – see Notes 16D(1), 16D(5) and 28O to the consolidated financial statements for 2021.
Tax impact in respect of the adjustments	–	–	–	(56)	(21)	(77)
Total adjustments to net income (loss) for the period	–	(2)	(2)	189	58	247

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS)

A.	Statement of income

Section	For the three months ended September 30						Board’s explanation
	2022			2021
	Israel	U.S.	Consolidated	Israel	U.S.	Consolidated

Revenues from sales and provision of services	498	52	550	375	55	430	For details – see this Section below.
Cost of sales and provision of services (net of depreciation and amortization)	363	32	395	243	19	262	For details – see this Section below.
Depreciation and amortization	35	11	46	35	9	44
Gross profit	100	9	109	97	27	124	For details – see Sections C and D below.
Administrative and general expenses	27	38	65	19	*29	48	For details – see Sections C and D below.
Share in earnings of associated companies	–	124	124	1	74	75	The increase stems mainly from an improvement of the results of the activities in the U.S. For details – see Section D below.
Business development expenses	–	6	6	–	2	2
Other income (expenses), net	2	–	2	(1)	–	(1)
Ordinary income	75	89	164	78	70	148
Financing income (expenses), net (1), (2)	(32)	6	(26)	(285)	(3)	(288)
Income (loss) before taxes on income	43	95	138	(207)	67	(140)
Taxes on income (tax benefit)	14	16	30	(44)	*16	(28)
Income (loss) for the period (3)	29	79	108	(163)	51	(112)	The increase stems from better results in Israel and in the U.S.
Adjustments	–	(10)	(10)	189	(38)	151
Adjusted income for the period (4)[21]	29	69	98	26	13	39	For details – see Section E below

*	For details regarding an immaterial adjustment in the three‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.

[21]
It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS)

A.	Statement of income (Cont.) Changes in revenues (in NIS millions):

Revenues	For the		Board’s Explanation
	Three Months Ended
	September 30
	2022	2021
Revenues in Israel
Revenues from sale of energy to private customers [22]	355	254
An increase, in the amount of about NIS 55 million, stemming from an increase in the generation component tariff (for details – see Section 3.2B, below), and an increase, in the amount of about NIS 46 million, stemming from an increase in customer consumption, mainly due to the virtual supply activities that started in September 2021.

Revenues from private customers in respect of infrastructure services	93	80
Revenues from sale of energy to the System Operator and to other suppliers	22	27
Revenues from sale of steam	14	14
Other revenues	14	–	Reflects revenues in respect of Gnrgy’s activities, which were initially consolidated on December 31, 2021.
Total revenues in Israel	498	375

Revenues in the U.S.
Revenues from sale of electricity	18	21
Revenues from provision of services	34	34
Total revenues in the U.S.	52	55

Total revenues	550	430

22 Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS)

A.	Statement of income (Cont.) Changes in the cost of sales (in NIS millions):

Cost of Sales	For the		Board’s Explanation
	Three Months Ended
	September 30
	2022	2021
Cost of sales in Israel
Gas and diesel oil	151	114
An increase, in the amount of about NIS 20 million, stemming from an increase in the price of the natural gas as a result of an increase in the generation component tariff and the dollar/shekel exchange rate. In addition, there was an increase, in the amount of about NIS 16 million, stemming from payment of compensation to Rotem and Hadera in the corresponding period last year.

Expenses in respect of acquisition of energy	78	22
An increase, in the amount of about NIS 50 million, deriving from the virtual supplier activities that started in September 2021. In addition, there was an increase in expenses due to an increase in the generation component, in the amount of about NIS 2 million, due to lower availability at the Hadera Power Plant, in the amount of about NIS 3 million.

Expenses in respect of infrastructure services	93	80
Cost of transmission of gas	8	7
Operating expenses	22	20
Other expenses	11	–	Reflects cost of sales in respect of Gnrgy’s activities, which were initially consolidated on December 31, 2021.
Total cost of sales in Israel	363	243

Cost of sales in the U.S.
Cost of sales in respect of sale of electricity	9	6
Cost of sales in respect provision of services	23	13
Total cost of sales in the U.S.	32	19

Total cost of sales	395	262

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

A.	(1) Statement of income (Cont.)

Changes in the financing expenses, net

(1)
The decrease in the financing expenses in Israel and in the headquarters, in the amount of about NIS 253 million, stems mainly from a non‑recurring expense in the third quarter of 2021 as a result of an early repayment commission, in the amount of about NIS 244 million, relating to the project financing in Rotem, and from a decrease in the interest and linkage expenses on the senior debt in Rotem, in the amount of about NIS 17 million (including hedging expenses in respect of linkage to the CPI), in light of execution of early repayment of the full amount of Rotem’s unpaid (outstanding) credit in October 2021. This decrease was partly offset by an increase in interest and linkage expenses in respect of debentures, in the amount of about NIS 7 million.

(2)
In the third quarter of 2022, the financing income in the U.S. includes income from exchange rate differences, in the amount of about NIS 12 million, compared with expenses from exchange rate differences, in the amount of about NIS 5 million, in the corresponding quarter last year. The said exchange rate differences were created as a result of revaluation of intercompany loans that were provided to the Group companies in the U.S. the functional currency of which is the dollar (for additional details – see Note 7E(4) to the Interim Statements). In addition, in the third quarter of 2021, as a result of early repayment of the balance of the credit in Keenan, the Group recognized financing income, in the amount of about NIS 11 million (for additional details – see Note 16D to the consolidated statements for 2021).

Attribution of income (loss) for the quarter

(3)
The income of about NIS 76 million in the third quarter and the loss of about NIS 94 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

(4)
The adjusted income of about NIS 70 million in the third quarter and about NIS 30 million in the corresponding quarter last year is attributable to the Company’s shareholders and the balance is attributable to the holders of the non-controlling interests.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.	EBITDA and adjusted EBITDA[23]

Set forth below is a calculation of the EBITDA and adjusted EBITDA for the periods presented.

Calculation of the EBITDA (in millions of NIS):

	For the
	Three Months Ended
	September 30
	2022	2021

Revenues from sales and provision of services	550	430
Cost of sales (less depreciation and amortization)	(395)	(262)
Administrative and general expenses (less depreciation and
amortization)	(62)	*(46)
Business development expenses (less amortization)	(6)	(2)
Other income (expenses), net	2	(1)
Consolidated EBITDA**	89	119
Share of Group in proportionate EBITDA of associated companies***	195	135
EBITDA (total consolidated and the proportionate amount of
associated companies)	284	254
Adjustments – see detail in Section E below	(12)	(41)
Adjusted EBITDA	272	213

*	For details regarding an immaterial adjustment in the three‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.
**	Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements.
***	Represents the EBITDA of the associated companies in the CPV Group, which are presented based on the rate of the holdings of the CPV Group in these companies.

23 For details regarding the definition and manner of calculation of EBITDA and adjusted EBITDA – see Section 4B above.

.
OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

B.
EBITDA and adjusted EBITDA [24] (Cont.)

Set forth below is the adjusted EBITDA data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of holdings of the CPV Group therein) (in NIS millions):

	Basic of presentation in the Company’s financial statements	For the Three Months Ended September 30
		2022	2021

Rotem[25]	Consolidated	112	93
Hadera	Consolidated	12	30
Headquarter and others in Israel	Consolidated	(13)	(9)
Total Israel		111	114
Keenan	Consolidated	9	13
Fairview	Associate	42	21
Towantic	Associate	34	26
Maryland	Associate	26	14
Shore	Associate	19	19
Valley	Associate	62	14
Headquarters and others in the United States[24]	Consolidated and associates	(31)	*(8)
Total United States		161	99

Adjusted EBITDA		272	213

*	For details regarding an immaterial adjustment in the three‑month period ended September 30, 2021 – see Note 2D to the Interim Statements.

[24]	Rotem’s results for the three‑month period ended September 30, 2022 includes adjusted negative EBITDA, in the amount of about NIS 3 million, relating to the results of the virtual supply activities.
[25]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 5 million and about NIS 4 million in the three‑month periods ended September 30, 2022 and 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

C.
Analysis of the change in adjusted EBITDA – activities in Israel (including the Group’s headquarters)

Set forth below is an analysis of the change in adjusted EBITDA in Israel and the Group’s headquarters in the third quarter of 2022 compared with the corresponding quarter last year (in NIS millions):

140
120
100
80
60
40
20
-
114
(16)
98
30
(8)
(7)
(2)
111
Adjusted EBITDA Q3 2021
One time events in 2021
Adjusted EBITDA Q3 2021 after eliminating one-time events
Net Energy margin
Unvailability
Administrative and general expenses
Others
Adjusted EBITDA Q3 2022

1.	One-time events – for details – see Section 4C(1) above.

2.
Energy margin – the increase in energy margin in the third quarter of 2022 compared with the corresponding quarter last year stems from an increase in the generation component tariff that gave rise to an increase in the electricity prices and the natural gas prices, which were also impacted by an increase in the dollar/shekel exchange rate (which led to an increase of about NIS 8 million). For additional details – see Section 3.2B above.

3.
Unavailability due to maintenance work – during the third quarter of 2022, maintenance work was performed at the Hadera Power Plant, as detailed in Section 4C(3) above, which had a negative impact on its results in the third quarter of 2022, as well as compared with the corresponding quarter last year.

For additional details regarding the expected negative impact on Hadera’s results in the fourth quarter of 2022 due to the duration of the repair of the steam turbine – see Section 4C(2) above.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

C.	Analysis of changes in adjusted EBITDA – activities in Israel (including the Group’s headquarters) (Cont.)

4.
Administrative and general expenses – most of the change stems from an increase in wages and headquarters expenses, in the amount of about NIS 4 million (including an increase of about NIS 2 million in respect of non‑cash equity remuneration expenses), in light of, among other things, expansion of the Company’s activities. In addition, the administrative and general expenses in Israel include administrative and general expenses of Gnrgy (which was consolidated for the first time on December 31, 2021), in the amount of about NIS 3 million.

D.	Analysis of the change in adjusted EBITDA – activities in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA in the U.S. for the third quarter of 2022 compared with the corresponding quarter last year (in millions of NIS):

1.
Unavailability – in August 2022, unplanned maintenance lasting about 14 days was performed due to a breakdown in the Fairview power plant, during which it operated on a partial basis and afterwards the power resumed its activities in full.

2.
Energy margin and capacity – as stated in Section 3.3D above, in the third quarter of 2022 the gas prices and the electricity prices rose compared with the corresponding quarter last year.

The efficiency of the power plants of the CPV Group and the high natural gas prices contributed to an increase in the electricity margins. Accordingly, the total available electricity margin in all of the active power plants of the CPV Group, for the proportionate part of the CPV Group and on the assumption of full capacity, increased in the third quarter of 2022 by the amount of NIS 150 million, compared with the corresponding quarter last year. The capacity payments in this quarter decreased by the amount of NIS 14 million, compared with the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA – activities in the U.S. (Cont.)

3.
Energy hedges – the increase in the electricity margins in some of the power plants was partly offset due to the hedging program of the CPV Group the realization of which led to a reduction of the electricity margin in the third quarter of 2022, in the amount of about NIS 55 million, compared with the corresponding quarter last year.

For details regarding the hedging agreements in the CPV Group as at the approval date of the report – see Section 4D(5) above.

4.	Administrative and general expenses – most of the change stems from an increase in wages, in the amount of about NIS 6 million, due to an expansion of the activities of the CPV Group.

5.
Business development and other expenses – most of the change stems from a decline in the provision of services, in the amount of about NIS 13 million, and an increase in business development expenses, in the amount of about NIS 4 million, due to an increase in the scope of the activities.

OPC Energy Ltd.
Report of the Board of Directors

5.	Results of operations for the three‑month period ended September 30, 2022 (in millions of NIS) (Cont.)

E.	Adjustments to EBITDA and income (loss) for the period

Section	For the three months ended September 30						Board’s explanation
	2022			2021
	Israel	U.S.	Consolidated	Israel	U.S.	Consolidated

Change in the fair value of certain derivative financial instruments (as part of the Company’s share of income of associated companies in the U.S.)	–	(12)	(12)	–	(42)	(42)	Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the CPV Group, as described in Section D above.
Expenses not in the ordinary course of business and/or of a non‑recurring natures	–	–	–	1	–	1	Represents expenses in respect of a compromise agreement, as stated in Note 7C(2) to the Interim Statements
Total adjustments to EBITDA	–	(12)	(12)	1	(42)	(41)

Loss (income) from settlement of financial liabilities, net	–	–	–	244	(10)	234	For additional details – see Notes 16D(1), 16D(5) to the consolidated financial statements for 2021.
Tax impact in respect of the adjustments	–	2	2	(56)	14	(42)
Total adjustments to income (loss) for the period	–	(10)	(10)	189	(38)	151

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects

A.          Initiation and construction projects in Israel and in the U.S.

   Main details with reference to the initiation and construction projects in Israel26:

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	September 30,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[27]	Location	Technology	operation	consumer	millions)	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	The first half of 2023	The System Operator[28]	[29]≈ 1,500	[30]≈ 1,377

[26]
That stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek, facilities for generation of energy on the consumer’s premises, Rotem 2 and Hadera 2), including with reference to the expected operation date and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the publication date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects may not occur or may occur in a manner different than that stated above due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing,  completion of construction work, final costs in respect of development, construction and land, and the terms of undertakings with main suppliers (as applicable) and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks, regulatory risks, macro‑economic changes and/or the Coronavirus crisis and the impacts thereof, , delays and increased costs due relating to the supply chain, transport and changes in raw‑material prices and etc. For additional regarding risk factors, including the risk factors involved in construction projects – see Section 19.3 of Part A of the Periodic Report for 2021. It is clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, conditions of permits, lenders, yard consumers and others) in connection with the projects.

[27]	Companies consolidated in the Company’s financial statements.
[28]	Noga Management of Electricity Systems Ltd.
[29]
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees, while as at the submission date of the report, proceedings with respect to a valuation appeal filed by the Company are continuing. For additional details – see Section 8.11.6 to Part A of the Periodic Report for 2021.

[30]	Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

   Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	September 30,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[32]	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	The second half of 2023	Yard consumers and the System Operator	≈ 200	≈ 66

Facilities for generation of energy located on the consumer’s premises	In various stages of initiation / development	Projects with a cumulative scope of about 108 megawatts. The Company intends to act to expand projects with a cumulative scope of at least 120 megawatts[31]	[31]100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar, storage)	Gradually starting from the first half of 2023	Yard consumers also including Group customers	An average of about NIS 4 per megawatt[33]	≈ 100

[31]
Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the approval date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

[32]
In the period of the report, the Company operates based on an inter‑company arrangement the purpose of which is to arrange the manner of the settlements deriving from construction of the generation facilities by the Company on the premises of Rotem’s customers (which as at the approval date of the report is held by the Company (indirectly) at the rate of 80%).

[33]
Estimate of the commencement dates of the commercial operation and the construction costs constitutes “forward‑looking” information as it is defined in the Securities Law. Such information is based on the information in the Company’s possession as at the submission date of the report, and it includes estimates and assessments of the Company as at the submission date of the report, regulatory decisions and the Company’s experience and familiarity with the markets in which it operates. The actual results, with respect to the said information, could be different, even materially, from the estimates and forecasts, this being due, among other things, delays in the construction or in receipt of required permits, changes in the market conditions, factors that are not under the Company’s control, such as, delays in connection to the electricity or gas networks, changes in the costs of the raw materials and the costs of transporting the raw materials, lengthening of the supply times of the raw materials and the like.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the initiation and construction projects in Israel19: (Cont.)

Power
plants/
facilities
for
generation		Rate of
of energy	Status	holdings[34]	Location	Technology[35]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	In initiation	100%	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). For additional details, including in connection with a petition filed with the Supreme Court sitting as the High Court of Justice against the decision of the National Infrastructures Board and others (including Hadera 2) – see Section 7.3.11.1 to Part A of the Periodic Report for 2021. On June 28, 2022, a court decision was rendered whereby the petition was summarily dismissed. It is noted that as at the approval date of the report, Hadera 2 is carrying on contacts with Infinia Ltd. to extend the option period for lease of the land for the project, as stated in Section 7.12.5 of the Periodic Report for 2021. As at the approval date of the report, the option period had not yet been extended and the terms of the extension had not yet been agreed to.

AGS Rotem Ltd. (“Rotem 2”)	In initiation	80%	Rotem Plain, adjacent to the Rotem Power Plant	Being examined further to the decision of the National Infrastructures Committee
On December 27, 2021, the plenary National Infrastructures Committee decided to reject NIP 94, which advanced Rotem 2, however it requested that the developer examine the possibility of using additional technologies on the site. As at the approval date of the report, the Company is studying the National Infrastructures Committee’s decision and is examining the possibilities, including advancing a power plant using “green technology” with low emissions and/or an electricity storage facility. For additional details – see Section 7.3.11.2 to Part A of the Periodic Report for 2021.

[34]	Companies consolidated in the Company’s financial statements.
[35]
It is clarified that the characteristics (including the capacity and/or the technology) of the Rotem 2 and Hadera 2 projects, which are in the initial initiation stages, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the construction projects in the United States:36

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	September 30,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[37]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	10%	Associated company	Illinois	Natural gas, combined cycle	The second quarter of 2023	PJM ComEd	≈ 4,581 (≈ $1,293 million)	≈ 3,747 (≈ $1,058 million)

[36]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September 30, 2022 – $1 = NIS 3.543. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group, and it is also based on plans the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, the Coronavirus crisis (including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.20 of Part A of the Periodic Report for 2021.

[37]	Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

A.        Initiation and construction projects in Israel and in the U.S. (Cont.)

Main details with reference to the construction projects in the United States38: (Cont.)

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	September 30,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[30]	millions)

CPV Maple Hill Solar LLc (“Maple Hill”)	126 MWdc[39]	[40]100%	Consolidated	Pennsylvania	Solar	The second half of 2023[41]	PJM MAAC	≈ 737 (≈ $208 million)[42]	≈ 369 (≈ $104 million)

CPV Stagecoach Solar, LLC (“Stagecoach”)	102	100%	Consolidated	Georgia	Solar	The first half of 2024	SERC, the project has signed a long-term PPA	≈ 450 (≈ $127 million)[43]	≈ 98 (≈ $28 million)

[38]	About 100 MWac.
[39]
As at the approval date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $45 million in the project, where as at the submission date the binding agreements had not yet been signed. The legislation stated in Section 3.3F above could have an impact on the undertaking in the agreement with a tax partner. For additional details – see Section 8.13.7 to Part A of the Periodic Report for 2021.

[40]
For details regarding a change in the project’s supplier of the panels – see Section 6C(1) below. The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of regulatory factors, changes due to market conditions relating to raw materials and supply chains, or completion of the process of connection with the network by PJM. Delays could impact Maple Hill’s ability to comply with certain availability commitments with third parties and could cause, among other possible consequences, payment of agreement compensation. For additional details – see Section 8.1.1.6 to Part A of the Periodic Report for 2021, and Section 6C(1) below.

[41]
The expected cost of the investment in the project is subject to changes due to, among other things, the final costs involved in supply of the solar panels, as a result of that stated in Section 6B(1) below, in the construction and/or connection work. Furthermore, as at the approval date of the report, the development fees to the CPV Group are estimated at the aggregate amount of about $35 million and are included in the above amount. That stated with reference to the amount of the development fees to the credit of (to the benefit of) the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the approval date of the report, and that is subject to the final conditions determined, if in fact determined, in a binding agreement with the tax partner, which has not yet been signed.

[42]
Including development fees estimated as at the approval date of the report in the amount of about $23 million. That stated with reference to the amount of the development fees to the credit of the CPV Group constitutes “forward‑looking” as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the approval report, and that is subject final conditions to be determined.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.        Developments regarding initiation and construction projects

1.
Process of the authorities in the United States regarding supply of solar panels – on March 28, 2022, the U.S. Department of Commerce gave notice of investigation of a contention whereby import of solar panels imported into the United States from Malasia, Thailand, Vietnam and Cambodia, allegedly circumvents the Customs duty applicable to imports from China. The consequence of this investigation could be imposition of larger (even significantly larger) Customs Duty on solar panels imported from these countries. It is noted that as at the publication date of the report, there is no certainty regarding the outcome of the process or with respect to the length of time until it is completed (it is clarified that the process is not against the CPV Group). The process and its results, if the investigated claim is found to have substance, could have a general impact on the market for solar panels and, indirectly, and on execution of solar projects in the United States. In June 2022, the President of the United States determined a time period of 24 months for exemption from an import tariff on solar modules and their component parts from the said countries, during which time the investigation is continuing. As at the approval date of the report, the impacts of the investigation and the said presidential action are not yet clear, and the CPV Group is continuing to examine the matter.

2.
Acquisition of solar panels – in March 2022, the CPV Group signed a framework agreement for acquisition of solar panels, in the aggregate scope of about 530 megawatts (“the Panel Acquisition Framework Agreement”). The panels will be supplied based on orders the CPV Group will submit to the supplier in 2023–2024. On the date of entering into the undertaking, the CPV Group had paid the panel supplier an advance deposit in respect of the acquisition. The CPV Group has the right to conclude the agreement early in accordance with the dates provided, while making a partial payment to the supplier, which is derived from the early conclusion date. In addition, provisions are included in the agreement with respect to, among other things, quantities, the model, manner of supply of the panels and provisions that cover conclusion of the agreement. The total consideration under the agreement could amount to about $185 million (assuming purchase of the full quantity under the agreement)[43]. The agreement is intended to serve for solar projects of the CPV Group that are in the development or construction stages – this being, among other things, against the background of the global trends of increasing demand for solar panels that impacts the prices of the panels and timeframes for their supply.

43 It is noted that the total amount of the consideration could be higher than that stated due to, among other things, demands of the panel supplier as a result of higher costs

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

B.        Developments regarding initiation and construction projects (Cont.)

3.
Requests for network connections – the increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of projects to the grid. This demand creates a burden and causes a slowdown in the connection process and could impact the process and rate of the progress of the projects. Further to that stated in Section 8.1.2.2 of Part A of the Periodic Report for 2021 regarding the reform of the process of requests for connection to the network in the PJM market, in April 2022, the reform of the process of requests for connection to the network in the PJM market was approved, which was intended to regulate the handling of the backlog of connection requests by the PJM. The reform was submitted for approval of the FERC[44] in June 2022, and as part of the request PJM is requesting that the FERC shall act to allow implementation of the reform up to January 2023. PJM’s request recommends a three‑stage collective connection survey process that will apply to parties submitting the connection requests in the same time frames. At the end of the three stages, a period of time will be allowed to sign connection agreements. Projects regarding which no network upgrades are required will be able to advance to the connection agreement stage after two stages. In the estimation of the CPV Group, application of the said reform, could cause a delay of about two years in the timetables for construction and operation of certain projects in the PJM market depending on, among other things, the required network upgrading costs and their place in the connection process. As part of that stated, it is possible that the process of connection to the network of the Rouge’s Wind project of the CPV Group, which is presently in the development stages, could be delayed (for details regarding the Rouge’s Wind project – see Section 8.1.1.6 of Part A of the Periodic Report for 2021). It is noted that the Maple Hill and Three Rivers projects, which are presently in the construction stages, are not expected to be impacted by the Reform[45].

[44]	Federal Energy Regulatory Commission.
[45]
That stated above with reference to the dates and actions relating to of the Reform of the PJM, including estimates of the time periods and processes, as well as the impacts relating to the Reform of the PJM on the projects of the CPV Group, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized, and which is dependent on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

C.        Maple Hill project

1.
Changes in the project due to a proceeding in the United States that impacts the supplier of the panels – to the best of the Company’s knowledge, despite suspension of the investigation started by the U.S. Department of Commerce, as described in Section 6B(1) above, the project’s original panel supplier will not continue to supply the panels, the CPV Group is preparing to make adjustments to the project, as stated below, by means of utilization of the Group’s framework agreement for acquisition of panels from March 2022, as noted above. As at the approval date of the report, the CPV Group is taking the required steps in order to implement replacement of the panel supplier.

2.
As at the approval date of the report, about 24 megawatts was supplied to the site by the original panel supplier. The balance of the solar panels, in the scope of about 102 megawatts is expected to be supplied under the framework agreement for acquisition of panel during 2023, and subject to execution of the adaptation and installation work of the panels on the project’s site. In light of the postponement of the connection date, as stated below, the project is expected to reach commercial operation in the second half of 2023. The CPV Group is in contact with the parties involved with the project in order to update the agreements with them (if necessary) so as to reflect therein the said change. For details regarding the cost of the investment in the project – see Section 6A above.

3.	In April 2022, the project received a connection agreement with PJM and the connection is expected to be made in the section quarter of 2023[45].

4.
As stated above, the CPV Group is examining the impact of legislation of the IRA Law (as described in Section 3.3F above) on the project and in its estimation, as at the approval date of the report, the project complies with the conditions for a 10% bonus (and in total 40%)[46].

[45]
That stated with reference to the execution date of the connection constitutes “forward‑looking” information as it is defined in the Securities Law regarding which there is no certainty it will be realized. Actually, the connection date could be delayed beyond that stated, this being due to, among other things, factors not under the Company’s control.

[46]
As stated above, the estimates of the CPV Group regarding the impacts of the IRA on the Group’s projects (including Maple Hill) and their entitlement to the benefit constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the estimates as at the approval date of the report, with respect to which there is no certainty regarding its realization. Ultimately, the impact impacts of the IRA may be affected by, among other things, the detailed regulatory arrangements determined, compliance with the eligibility conditions and the progress of the project.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

D.	Stagecoach project

On May 24, 2022, a Work Commencement Order for the construction work was issued to the project’s construction contractor, with solar technology having a capacity of about 102 megawatts MWdc in the State of Georgia in the U.S. – SERC market. On that date, among other things, a construction agreement (EPC) was signed with the project’s construction contractor. As at the approval date of the report, the total cost of the investment in the project is estimated at about $127 million (including development fees to the CPV Group in the estimated amount at about $23 million), and the project’s commercial operation date, subject to completion of the construction work is expected to take place in the first quarter 2024.

The project signed an agreement for sale of electricity (PPA) with a local utility company for sale of the electricity generated for a period that could reach up to 30 years from the project’s commercial operation date, at market prices. At the same time, the project contracted with a global company for sale of 100% of the project’s renewable solar energy certificates, Renewable Energy Credits (RECs), and a full hedge of the electricity price of the quantity that will be generated and sold to the utility company, at a fixed price for 20 years from the project’s commercial operation date. The scope of the average annual revenues from the said agreements is estimated at $6 million to $7 million.

The CPV Group has provided guarantees, in the cumulative amount of about $10 million, for purposes of assuring the project’s liabilities (including with respect to the dates relating to the project). The CPV Group analyzes the impact of the Inflation Reduction Law on the project and the worthwhileness of the choice of the ITC or PTC benefit, as well as the project’s entitlement to a tax benefit47.

For additional details – see the Company’s Immediate Report dated May 25, 2022 (Reference No.: 2022‑01‑0640489).

[47]
That stated above regarding estimates of costs, the expected scope of revenues, construction / commercial operation completion dates and/or entitlement to benefits under the IRA (Inflation Reduction Act) constitutes “forward‑looking” information, regarding which there is no certainty it will materialize. Ultimately, there could be delays in in completion of the project, an increase in the costs or a change in the revenues – this being due to various factors, such as operating, technical, regulatory and other factors.

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

E.	Power plants powered by natural gas with reduced carbon emissions[48]

The CPV Group is developing two natural gas projects that are based on a strategy of reduced emissions, which are expected to include use of advanced technologies that include integration of interment of carbon. The projects are expected to include carbon capture on the sites in the estimated scope of up to at least about 95% of the emissions, and the gas turbines are capable of integrating hydrogenium. In the estimation of the CPV Group, the projects are located in areas where interment of carbon is expected to be possible from a geological and economically standpoint.

In this framework, on September 16, 2022, the CPV Group gave notice of advancement of development of a power plant with reduced emissions powered by natural gas with an estimated scope of about 2 gigawatts, which integrates carbon capture and storage technologies, located in West Virginia in the United States. In the assessment of the CPV Group, the cost of construction of a project of this scope and type is estimated at about $3 billion to $4 billion. The project, if ultimately executed, is expected to enjoy the tax benefits provided by law. Construction of the project is subject to, among other things, completion of various development processes (environmental, technological, land development, etc.), licensing and financing processes, and receipt of the relevant required approvals, as well as approval of the competent organs of the Company and of the CPV Group for the project.

In the estimation of the CPV Group, completion of the development process for a project of this size, is expected, assuming it is ultimately completed, to reach the construction stage in the upcoming years.

[48]
That stated in this Section above regarding the development projects that are based on a strategy of reduced emissions or carbon capture, the capacity of the projects, the scope of the reduced emissions, integration of advanced technologies and conformance of the geological and economic conditions, as well as with reference to the project’s technological characteristics in West Virginia (capacity, carbon capture capacity and storage), estimated construction costs, entitlement to benefits, expected construction and/or operation dates, includes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on estimates and plans of the CPV Group as at the approval date of the report and regarding which there is no certainty it will be realized or the manner of its realization. As at the approval date of the report, the projects are in the development stages, and their actual advancement and the rate of the said advancement are subject to the existence of various conditions (such as, receipt of approvals, licensing processes, completion of the project development and technological capabilities, assurance of financing, formulation of final costs, etc.), including those that are not under the control of the CPV Group and that had not been fulfilled as at the approval date of this report. In addition, advancement of the projects and their approval are subject to the discretion of the competent organs of the CPV Group and of the Company, and the non‑realization of one or more of the risk factors to which the Company and/or the CPV Group are exposed. As stated in Section 8.20 of the Company’s Periodic Report for 2021. Therefore, as at the approval date of this report, there is no certainty regarding the actual execution of the projects (in whole or in part).

OPC Energy Ltd.
Report of the Board of Directors

6.	Initiation and Construction Projects (Cont.)

F.	Backlog of development projects Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report[49]:

Technology	Advanced[50]	Early stage	Total

Solar[51]	1,400	1,500	2,900
Wind	100	150	250
Total renewable energy	1,500	1,650	3,150

Total natural gas	1,300	2,000	3,300
Total natural gas – reduced emissions	650	600	1,250

Storage	–	100–500	100–500

[49]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company. It is noted that the Rogue’s Wind project, having a capacity of 114 megawatts that is in the development stages, as stated in Section 8.1.1.6C to Part A of the Periodic Report for 2021, is included in the above table. It is further noted that the construction and operation date of the Rogue’s Wind project is expected to be impacted by changes in the connection processes of PJM, as stated in this report below (similar to other projects in the PJM market).

[50]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.2.2.1(A) of the of the Periodic Report for 2021 and in this report below, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[51]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,130 MWac and about 1,200 MWac.

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2022 (in millions of NIS)

Category	9/30/2022	12/31/2021	Analysis

Current Assets

Cash and cash equivalents	1,213	*731	For additional information – see the Company’s condensed consolidated statements of cash flows in the financial statements and Part 8 below.

Short-term deposits and restricted cash	36	1
Most of the increase stems from deposit of collaterals, in the aggregate amount of about NIS 33 million, for purposes of assuring the Group’s liabilities in connection with projects under construction in the U.S.

Trade receivables and accrued income	185	194
Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 39 million, mainly as a result of the impact of the seasonal factor on the sales, which was offset by an increase in the generation component tariff (as described in Section 3.3B above).

The decrease was offset by an increase in non‑recurring accrued income in respect of provision of services in the CPV Group, in the amount of about NIS 12 million, an increase in accrued income in Gnrgy, in the amount of about NIS 7 million, and from an increase in accrued income relating to virtual supply, in the amount of about NIS 12 million.

Receivables and debit balances	189	118
Most of the increase stems from an increase, in the amount of about NIS 55 million in the balance of other receivables and debit balances in the U.S., mainly as a result of provision of collaterals in connection with transactions hedging electricity margins in Valley and an increase of about NIS 11 million due to an increase in the the dollar/shekel exchange rate.

Inventory	7	5

Short-term derivative financial instruments	14	2
Most of the increase stems from an increase in the fair value of forward transactions on the dollar designated for hedging cash flows in Zomet, in the amount of about NIS 4 million, and an increase in interest swap contracts in the U.S., in the amount of about NIS 7 million (for additional details regarding interest swap contracts and forward transactions designated for hedging cash flows – see Note 23D to the consolidated statements for 2021).

Total current assets	1,644	1,051

* Restated – for additional details, see Note 2D to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2022 (in millions of NIS) (Cont.)

Category	9/30/2022	12/31/2021	Analysis

Non-Current Assets

Long-term deposits and restricted cash	53	*93
Most of the decrease stems from release of a collateral, in the amount of about NIS 26 million, as part of an agreement for sale of electricity in a project in the U.S., and release of a collateral, in the amount of about NIS 15 million, which was designated to secure a bank guarantee in Israel.

Long-term prepaid expenses and other receivable	206	178
Most of the increase stems from an investment in infrastructures of Zomet, in the amount of about NIS 17 million, and provision of collaterals and investments in infrastructures. in the amount of about NIS 13 million, in connection with projects under construction in the U.S. On the other hand, there was a decrease of about NIS 7 million in deferred financing expenses as part of Zomet’s financing agreement.

Investments in associated companies	2,216	1,696	The increase is the result of the activities of the CPV Group. For additional details regarding investments in associated companies – see Sections 4D and 5D above.

Deferred tax assets	21	*59	Most of the decrease stems from the activities of the CPV Group.

Long-term derivative financial instruments	60	36
The increase stems from an increase in the fair value of index SWAP contracts in Israel, in the amount of about NIS 10 million, and an increase in the fair value of interest SWAP contracts in the United States, in the amount of about NIS 14 million (for additional details regarding the index and interest SWAP contracts – see Note 23D to the consolidated financial statements for 2021).

Property, plant and equipment	4,103	*3,523
Most of the increase stems from investments in projects in Israel, in the amount of about NIS 391 million, and an investment in projects in the U.S., in the amount of about NIS 208 million. In addition, there was an increase of about NIS 73 million in property, plant and equipment in the U.S. due to an increase in the dollar/shekel exchange rate.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 91 million.

Right-of use assets	322	302
Most of the increase stems from an increase in a right‑of‑use asset in the U.S., in the amount of about NIS 26 million, as a result of signing a land lease agreement in the Stagecoach project. For additional details – see Section 6D above.

* Restated – for additional details, see Note 2D to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2022 (in millions of NIS) (Cont.)

Category	9/30/2022	12/31/2021	Analysis

Non-Current Assets (Cont.)

Intangible assets	786	698
Most of the increase derives from an increase, in the amount of about NIS 95 million, in intangible assets in the U.S. due to an increase in the dollar/shekel exchange rate, and an increase in intangible assets of construction projects in the U.S., in the amount of about NIS 20 million. On the other hand, there was a decrease of about NIS 26 million relating to amortization of intangible assets in the U.S.

Total non-current assets	7,767	6,585

Total assets	9,411	7,636

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2022 (in millions of NIS) (Cont.)

Category	9/30/2022	12/31/2021	Analysis

Current Liabilities

Current maturities of loans from banks and financial institutions	101	68
Most of the increase stems from update of the current maturities of the project credit in Israel and the U.S. based on the repayment schedules, in the amounts of about NIS 54 million and about NIS 29 million, respectively.

On the other hand, there was a decrease stemming from repayment of project credit in Israel and the U.S. based on the repayment schedules, in the amount of about NIS 27 million and about NIS 28 million, respectively.

Current maturities of loans from holders of non-controlling interests	58	29
The increase stems from update of the current maturities of the loans based on the repayment schedules of the debt from holders of non‑controlling interests in Rotem, in the amount of about NIS 29 million.

Current maturities of debentures	33	22	The increase stems from update of the current maturities of the debentures based on the repayment schedules.

Trade payables	308	425
Most of the decrease stems from a net decline in the balances of suppliers of projects under construction in Israel, in the amount of about NIS 104 million, and a decline in the balance with the System Operator, in the amount of about NIS 20 million, mostly as a result of timing differences, and decline in the scope of the purchases of electricity from Israel Electric Company Ltd. (“the Electric Company”).

Payables and other credit balances	98	87
Most of the increase derives from an increase, in the amount of about NIS 12 million, in respect of liabilities for employee wages (mainly in the CPV Group), and an increase of about NIS 8 million representing a balance payable in the U.S. that was paid subsequent to the date of the report. This increase was offset by a decrease of about NIS 12 million in accrued interest expenses.

Short-term derivative financial instruments	4	27
Most of the decrease, in the amount of about NIS 18 million, stems from a decline in the fair value of forward transactions on the shekel currency designated for hedging cash flows in Zomet (for additional details – see Note 23D to the consolidated financial statements for 2021).

Current maturities of lease liabilities	61	59

Current tax liabilities	5	–

Total current liabilities	668	717

OPC Energy Ltd.
Report of the Board of Directors

7.	Financial Position as at September 30, 2022 (in millions of NIS) (Cont.)

Category	9/30/2022	12/31/2021	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,685	1,451
Most of the increase is due to a withdrawal, in the amount of about NIS 253 million in the framework of the Zomet Financing Agreement, in the amount of, an increase in the linkage differences in respect of the project debt in Israel in the amount of about NIS 20 million, and in respect of an increase of about NIS 36 million in project credit in the U.S., due to an increase in the shekel/dollar exchange rate.

The increase was partly offset by a decrease, in the amounts of about NIS 54 million and about NIS 29 million, as a result of update of the current maturities of the project credit in Israel and in the U.S., respectively.

Long-term loans from holders of non-controlling interests and others	415	404
Most of the increase stems from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, where an increase of about NIS 36 million is in respect of investments of holders of non‑controlling interests and accrual of interest, and an increase of about NIS 30 million due to an increase of the dollar/shekel exchange rate. This increase was offset by a decline of about NIS 55 million deriving from update of the current maturities of loans from holders of non‑controlling interests in Rotem.

Debentures	1,799	1,789
The increase stems from an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 42 million.

On the other hand, there was a decrease deriving from update of the current maturities of the debentures (Series B), in the amount of about NIS 31 million.

Long-term lease liabilities	72	44	Most of the increase, in the amount of about NIS 26 million, as a result of signing a land lease agreement in the Stagecoach project.

Other long-term liabilities	126	91

Liabilities for deferred taxes	339	*299
An increase, in the amount of about NIS 29 million, is due to update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel, and an increase of about NIS 11 million stemming from the activities of the CPV Group.

Total non-current liabilities	4,436	4,078

Total liabilities	5,104	4,795

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing (in NIS millions)

	For the
	Nine Months Ended
Category	9/30/2022	9/30/2021	Analysis

Cash flows provided by operating activities	271	263
Most of the increase in the cash flows provided by operating activities stems from an increase in the Group’s working capital, in the amount of about NIS 65 million.

On the other hand, there was a decrease in income from dividends from associated companies, in the amount of about NIS 30 million, and a decrease in current operating activities, in the amount of about NIS 27 million.

Cash flows used in investing activities	(790)	(750)
Most of the increase in the cash flows used in investing activities stems from the fact that in 2021 short‑term deposits were released, in the amount of about NIS 1,607 million, and the amount of about NIS 150 million was received in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project. In addition, during the nine months ended September 30, 2022, there was an increase in investments in projects in Israel, in the amount of about NIS 215 million, there was a decrease in restricted cash, net, released, in the amount of about NIS 203 million.

This increase was partly offset by a decrease in investing activities deriving from acquisition of the CPV Group, in the amount of about NIS 2,140 million.

Cash flows provided by financing activities	972	1,767
Most of the decrease in cash flows provided by financing activities stems from a decrease in investments of holders of non‑controlling interests in the CPV Group, in the amount of about NIS 630 million. In addition, in 2021, the Company issued debentures (Series C), in exchange for a consideration of about NIS 842 million, net, and the CPV Group received long‑term loans, in the amount of about NIS 333 million, as part of the new financing agreement in the Keenan project.

This decrease was partly offset by an increase deriving from the fact that in 2021 the following items of cash flows were used in financing activities: payment of loans in the CPV Group, in the amount of about NIS 373 million (mainly due to partial repayment of the seller’s loans and repayment of a prior debt of Keenan), acquisition of the tax rights of the tax partner in Keenan, in the amount of about NIS 82 million, and a dividend distributed to holders of non‑controlling interests, in the amount of about NIS 33 million. In addition, in 2022 there was an increase, in the amount of about NIS 450 million, in the issuance of shares, net, and a decrease in the current repayments of Rotem’s loans, in the amount of about NIS 71 million (in light of execution of early repayment of the full amount of the outstanding balance of Rotem’s credit in October 2021).

OPC Energy Ltd.
Report of the Board of Directors

8.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	9/30/2022	9/30/2021	Analysis

Cash flows provided by operating activities	175	77
Most of the increase in the cash flows provided by operating activities stems from an increase in the working capital, in the amount of about NIS 132 million.

On the other hand, there was decrease in current operating activities, in the amount of about NIS 26 million, and a decrease in dividends from associated companies, in the amount of about NIS 7 million.

Cash flows used in investing activities	(253)	(193)
Most of the increase in the cash flows used in investing activities derives from deposits of collaterals for purposes of hedging energy margins in the U.S., in the amount of about NIS 65 million, in the third quarter of 2022.

Cash flows provided by financing activities	778	1,051
Most of the decrease in the cash provided by financing activities stems from the fact that in the third quarter of 2021 the following items of cash flows were provided by financing activities: issuance of debentures (Series C), in exchange for a consideration of about NIS 842 million, net, receipt of long‑term loans, in the amount of about NIS 333 million, as part of the new financing agreement in the Keenan project, and a withdrawal under the Zomet financing agreement, in the amount of about NIS 186 million.

This decrease was partly offset by the fact that in the third quarter of 2021 the following items of cash flows were used in financing activities: payment of loans in the CPV Group, in the amount of about NIS 244 million (due to payment of the prior debt of Keenan) and a dividend distributed to holders of non‑controlling interests, in the amount of about NIS 25 million. In addition, in the third quarter of 2022 there was an increase, in the amount of about NIS 796 million, in the issuance of shares, net, and an increase of about NIS 24 million in investments of holders of non‑controlling interests in the CPV Group.

For additional details – see the Company’s condensed consolidated statements of cash flows in the Interim Statements.

The Group’s working capital (current assets less current liabilities) amounted to about NIS 976 million, about NIS 76 million and about NIS 334 million as at September 30, 2022, September 30, 2021 and December 31, 2021, respectively.

As at September 30, 2022, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

The Company defines “adjusted financial debt, net” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, deposits and restricted cash that are intended to service the debt. The adjusted financial debt, net, includes the net financial debt of the Company, its consolidated subsidiaries and the net financial debt of its associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies.

The following table details the financial debt, net, as at September 30, 2022 (in millions of NIS)52:

	Method of presentation in the Company’s financial statements	Debt (including interest payable)	Cash and cash equivalents and deposits*	Restricted cash used for debt service reserves	Net debt
The Company	Consolidated	1,834	837	–	997
Rotem	Consolidated	–	38	–	(38)
Hadera	Consolidated	675	31	50	594
Zomet	Consolidated	789	26	–	763
Gnrgy	Consolidated	4	10	–	(6)
Others in Israel (1)	Consolidated	–	93	–	(93)
Total Israel and headquarters		3,302	1,035	50	2,217
Keenan	Consolidated	318	3	–	315
Maple Hill	Consolidated	–	8	–	(8)
Fairview	Associate	472	2	–	470
Towantic	Associate	523	21	6	496
Maryland(2)	Associate	311	1	–	310
Shore(2)	Associate	611	14	–	597
Valley(3)	Associate	917	11	–	906
Three Rivers	Associate	278	–	–	278
Others in the U.S.	Consolidated	–	167	–	(167)
Total U.S.		3,430	227	6	3,197

Total financial debt, net		6,732	1,262	56	5,414

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

(1)	The balance of the cash in the “Others in Israel” category includes the cash balance in OPC Power Plants, in the amount of about NIS 82 million.

(2)
Companies in the CPV Group are subject to financial covenants by force of the various financial agreements. As at the date of the financial statements, the companies are in compliance with all the financial covenants determined. As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the benchmark (2.97 and 1.12, respectively).

52 In addition, the Group has liabilities to the holders of non‑controlling interests, the balance of which as at September 30, 2022 is about NIS 473 million.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(3)
Interim financial statements of Valley as at September 30, 2022 (which are attached to the Company’s Periodic Report and that are prepared in accordance with U.S. standards), include disclosure regarding circumstances relating to Valley’s ability to pay its liabilities based on its credit agreement, in the amount about $400 million (the share of the CPV Group – about $200 million) on the contractual repayment date of the said liabilities, which falls on June 30, 2023. Valley’s management is carrying on negotiations with its lenders in order to postpone or refinance its liabilities pursuant to the credit agreement. As at the approval date of the report, it is not expected that Valley will be able to pay its liabilities under the credit agreement based on its cash flows from current operating activities, however, Valley’s management expects its will be able to postpone or refinance its liabilities its liabilities under the credit agreement prior to June 30, 2023. As at the approval date of the report, the said circumstances have no impact on the financial results and activities of the Group and of Valley[53].

(4)
The debt of the associated companies is partly Libor interest plus a margin. For additional details – see Section 8.16.4 to Part A of the Periodic Report for 2021. It is noted that the Group is taking action to conform its financing agreements to SOFR interest in place of the LIBOR interest, as stated.

[53]
The estimate regarding the possibility of renewal or extension of Valley’s financing agreement constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the approval date of the report and regarding which there is no certainty it will materialize due to, among other things, factors that are not under the CPV Group’s control. For details regarding Valley, including conditions of the financing agreement and permit status – see Sections 8.16.4 and 8.1.4(I) of the Periodic Report for 2021. It is clarified that to the extent the financing agreement is not renewed or extended, repayment of the loans granted thereunder will be required on the date stated, and it is also noted that extension of the financing agreement (if extended) could be conditioned on conditions of the lenders or conditions that are less favorable than the present financing conditions, which as at the approval date of the report had not yet been formulated.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.) Movement in the adjusted financial debt, net, in the nine‑month period ended September 30, 2022:

(*)	Includes the amount of about NIS 71 million in respect of current payments and the amount of about NIS 753 million in respect of payments relating to construction projects and past payments.

(**)
Due to an increase, in the amount of about NIS 62 million, deriving from linkage differences in respect of CPI‑linked loans of the Group in Israel. On the other hand, there was a decrease, in the amount of about NIS 25 million, due to release of restricted cash, net.

(***)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars.

OPC Energy Ltd.
Report of the Board of Directors

9.          Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, of the Company and its subsidiaries and associated companies (adjusted net of the associated companies is presented based on the rate of holdings of the CPV Group in these companies) as at December 31, 2021 (in millions of NIS):

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,824	268	–	1,556
Rotem	Consolidated	–	53	–	(53)
Hadera	Consolidated	681	24	45	612
Zomet	Consolidated	528	74	–	454
Gnrgy	Consolidated	5	26	–	(21)
Others in Israel	Consolidated	–	106	–	(106)
Total Israel and headquarters		3,038	551	45	2,442
Keenan	Consolidated	305	3	–	302
Maple Hill	Consolidated	–	45	–	(45)
Fairview	Associate	515	3	–	512
Towantic	Associate	483	1	–	482
Maryland	Associate	288	–	–	288
Shore	Associate	588	2	–	586
Valley	Associate	898	–	–	898
Three Rivers	Associate	220	–	–	220
Others in the U.S.	Consolidated	–	**132	–	(132)
Total U.S.		3,297	186	–	3,111

Total financial debt, net		6,335	737	45	5,553

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.
**	The amount of about NIS 26 million was reclassified from “cash and cash equivalents” to “other restricted cash”. For additional details – see Note 2D to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, of the Company and its subsidiaries and associated companies (adjusted net of the associated companies is presented based on the rate of holdings of the CPV Group in these companies) as at September 30, 2021 (in millions of NIS):

	Method of
	presentation		Cash	Restricted
	in the	Debt	and cash	cash
	Company’s	(including	equivalents	used for
	financial	interest	and	debt service	Net
	statements	payable)	deposits*	reserves	debt

The Company	Consolidated	1,811	1,160	–	651
Rotem	Consolidated	1,292	55	76	1,161
Hadera	Consolidated	686	16	45	625
Zomet	Consolidated	441	137	–	304
Others in Israel	Consolidated	–	33	–	(33)
Total Israel and headquarters		4,230	1,401	121	2,708
Keenan	Consolidated	331	13	–	318
Maple Hill	Consolidated	–	17	–	(17)
Fairview	Associate	529	3	–	526
Towantic	Associate	496	16	–	480
Maryland	Associate	314	–	–	314
Shore	Associate	600	1	–	599
Valley	Associate	943	1	–	942
Three Rivers	Associate	203	–	–	203
Others in the U.S.	Consolidated	–	**108	–	(108)
Total U.S.		3,416	159	–	3,257

Total financial debt, net		7,646	1,560	121	5,965

*	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.
**	The amount of about NIS 26 million was reclassified from “cash and cash equivalents” to “other restricted cash”. For additional details – see Note 2D to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted net debt (Cont.)

B.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. Set forth below are the financial covenants for violation, relating to significant loans, that are based on the actual results54:

As at
September 30, 2022

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	5.9
Minimum shareholders’ equity of NIS 250 million	NIS 3,502
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	65%

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series C)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	5.9
Minimum shareholders’ equity of NIS 1,000 million	NIS 3,502
A ratio of shareholders’ equity to total assets (solo) at a rate of not less than 20%	65%
A ratio of shareholders’ equity to total assets (consolidated) at a rate of not less than 17%	45%

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of
the construction contractor may not drop below NIS 250 million	NIS 3,502
The ratio of the Company’s shareholders’ equity to total assets may not drop
below 20%	65%
From the commercial operation date of Hadera up to the end of the warranty
period of the construction contractor, the balance of the cash may not drop below	Cash balance higher
NIS 50 million or a bank guarantee in the amount of NIS 50 million	than NIS 50 million

[54]	For a description of the material financial covenants of the Company and the investee companies – see Sections 7.18.2 and 10.4 to Part A of the Periodic Report for 2021.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity

Activities in Israel

A.
Acquisition of a power plant in the Kiryat Gat Industrial Zone – on June 1, 2022, the Company signed an agreement with Dor Alon Energy Israel (1988) Ltd. (“Dor Alon”) and with Dor Alon Gas Power Plants Limited Partnership (hereinafter together – “the Seller”) for acquisition of all the rights in a power plant located in the Kiryat Gat Industrial Zone.

The said power plant is a private power plant having a capacity of about 75 megawatts, with conventional technology in an open‑cycle, which is located on private land in the Kiryat Gat Industrial Zone (hereinafter – “the Gat Power Plant”). In November 2019, the commercial operation of the Gat Power Plant was commenced, upon receipt of generation and supply licenses for the power plant from the Electricity Authority. For additional details regarding the acquisition transaction of the Gat power plant – see the Company’s Immediate Report dated June 2, 2022 (Reference No.: 2022‑01‑069142).

As at the approval date of the report, completion of the transaction is subject to fulfillment of preconditions on the dates provided in the acquisition agreement, no later than March 31, 2023, and as stipulated in the acquisition agreement, including, among others and to the extent necessary, receipt of approvals of the Electricity Authority and the Competition Authority for the transaction, receipt of approval of the manager of the senior debt of the Gat Power Plant for transfer of the rights in the property being sold, conclusion of the agreement of the Gat Partnership with Dorad Energy Ltd., and settlement of collaterals the Seller provided in connection with the Gat Power Plant for the benefit of third parties, such that from the closing date of the transaction the Seller will no longer have any liability to third parties with respect to the Gat Power Plant or the companies that are part of the property being sold, and the purchaser undertook to provide a substitute collateral in place of the Seller for the benefit of those third parties – all of this in accordance with the provisions spelled out in the acquisition agreement. On August 24, 2022, merger approval for the transaction was received from the Competition Authority.

As at the approval date of the report, all of the preconditions had not yet been fulfilled and all of the required approvals had not yet been received for completion of the transaction and acquisition of the rights in the Gat Power Plant, and there is no certainty regarding the fulfillment thereof and/or the estimated period for their receipt (if ultimately received). Fulfillment of the conditions is dependent on receipt of approvals and consents of third parties and/or parties that are not under the Company’s control and, therefore, as at the approval date of the report there is no certainty the transaction will ultimately be completed. In addition, as at the approval date of the report the amount of the consideration of the costs involved with the transaction are not final and could change due to, among other things, the above‑mentioned adjustments and/or conditions of a financing agreement and/or the scope of provision of collaterals in connection with the closing of the transaction.

It is noted that the Company (through OPC Natural Gas Limited Partnership) signed agreements for sale of natural gas to a company in the Dor Alon Group, including a binding agreement for sale of natural gas in the quantities of up to BCM 0.1 per year and pursuant to the terms agreed (including, among others, a TOP mechanism), for a period of five years from the commercial operation date of the Karish reservoir. The agreement may be cancelled or brought to an early conclusion under certain circumstances agreed to between the parties.

For additional details – see Note 7B(2) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events in the Company’s Areas of Activity (Cont.)

Activities in Israel (Cont.)

B.
Transaction for investment and a structural change in the area of activities in Israel – on May 8, 2022, the Company entered into a transaction with Veridis for investment and a structural change in the area of the Company’s activities in Israel, wherein Veridis will transfer to OPC Holdings Israel (which it will hold directly or indirectly) its holdings and rights in Rotem (Rotem companies) and will make a cash investment in OPC Holdings Israel in the amount of NIS 425 million against issuance of 20% of the issued share capital OPC Holdings Israel to Veridis, such that on the completion date of the transaction the Company will hold 80% of the issued share capital of OPC Holdings Israel and Veridis will hold 20% of the issued share capital of OPC Holdings Israel. It is noted that the amount of NIS 400 million out of the Investment Amount will be used by Rotem to repay (pro rata) part of the shareholders’ loans the Company and Veridis made to Rotem in 2021. On the completion date of the transaction, a shareholders’ agreement is also expected to be signed between the Company and Veridis that will govern their relationships in OPC Holdings Israel.

On August 24, 2022, preliminary approvals were received from the Taxes Authority in Israel by the parties to the transaction, and merger approval was received from the Competition Authority. In addition, on November 3, 2022, the Company and Veridis agreed to extend the time period for completion of the rest of the preconditions for execution of the transaction up to December 4, 2022, including and further to the Company’s Immediate Report dated September 8, 2022 (Reference No.:  2022‑01‑093396), completion by Israel 3 Infrastructures Fund Limited Partnership (“Israel Infrastructures”) of formulation and execution of the designated transactions so that capacity and/or rights that are attributed to Israel Infrastructures will not be attributed to the Company, which to the best of the Company’s knowledge holds, indirectly, about 11% of the share capital of Veridis. Based on the information provided to the Company, Israel Infrastructures is taking action to advance that stated and is holding talks with the Electricity Authority in connection with the actions required for this purpose. For additional details regarding the transaction, the conditions for its completion and the terms of the shareholders’ agreement – see Section 2.4.3 of Part A of the Periodic Report for 2021, Immediate Reports of the Company dated May 9, 2022, August 24, 2022 and November 6, 2022 (Reference Nos.: 2022‑01‑045294, 2022‑01‑107986 and 2022‑01‑133168, respectively) and Note 7B(1) to the Interim Statements.

As at the approval date of the report, completion of the transaction is subject to fulfillment of preconditions (including receipt of approval of the Electricity Authority), as detailed in the Investment Agreement and, among other things, receipt of approvals of third parties for the actions defined in the agreement and receipt of approvals of authorities, if necessary, which have not yet been completely fulfilled. Accordingly, as at the approval date of the report, there is no certainty the transaction will be completed.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events Occurring that Occurred in the Period of the Report and Thereafter (Cont.)

Activities in Israel (Cont.)

C.
Energean agreements – further to that stated in Note 28G to the consolidated reports for 2021, Section 7.14.6 of Part A of the Periodic Report for 2021, Section 3D of the Report of the Board of Directors attached to report for the second quarter, and Note 7B(3) to the Interim Statements, on October 26, 2022, Energean published that it commenced flowing the first gas from the Karish reservoir, and that the commercial operation of the Karish Tanin reservoir is expected during a period of six months from the date of the report. In addition, Energean notified the Company that the test run period of the reservoir has started, during which the Company is acquiring an insignificant quantity of natural gas from Energean. On November 6, 2022, Rotem and Hadera delivered a notification to Energean of exercise of the option to acquire an additional, insignificant quantity, as stated in the amendment to the Energean agreement (for details – see Note 7B(3) to the Interim Statements).

It is noted that in the past months, based on publications, a security (defense) threat has been heard with respect to the Karish Tanin facilities and natural gas facilities in Israel by anti‑Israel entities. In this connection it is noted that, based on publications, in October a marine border agreement was signed by the State of Israel and Lebanon, which based on publications is intended to, among other things, address arrangement of the rights in the bordering areas. It ins noted that security tension or a harmful attack on the facilities relating to production of the natural gas could impact the start date of supply of the gas from the Karish Tanin reservoir or the proper supply of natural gas in Israel. For details regarding a risk factor regarding the political and security situation in Israel – see Section 18.1.3 of the Description of the Company’s Business in the Periodic Report for 2021. In the Company’s estimation, upon commencement of flow of the gas from the Karish reservoir, an annual monetary savings is expected estimated at about NIS 60 million, based on the average projected gas consumption of Rotem and Hadera.

That stated above, including regarding dates (also with reference to the commercial operation date of the Karish Tanin reservoir), the final gas quantities under each of the gas agreements and/or the defense exposures relating to operation of the reservoir, and/or regarding estimate of the expected monetary savings, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner of its realization, which is dependent on, among other things, factors that are not under the Company’s control, operating factors, third parties, changes in the actual gas consumption, currency rate of exchange, etc. A delay in the commercial operation of the Karish Tanin reservoir (particularly a significant delay beyond the period of the Reduction Notification) could have a negative impact, even a significant one, on the activities and results of Rotem and Hadera and, accordingly, on the results of the Company’s activities.

D.
Maintenance activities in the Tamar reservoir – further to that stated in the Report of the Board of Directors for the second quarter, in October 2022 maintenance activities were performed in the Tamar reservoir, which lasted for 8 days, during which time no natural gas was supplied from the reservoir. During the maintenance period, the Group companies acquired natural gas from other sources at prices higher than the price stipulated in the Tamar agreements, in the aggregate amount of about NIS 4 million. In addition, the maintenance work had a negative impact that is not significant to the Company on the efficiency of the Rotem and Hadera power plants, which operated at a partial load and were required to purchase energy from a third party for customers. As at the approval date of the report, the Tamar reservoir had returned to full activities. Regarding the impact of a deficiency in the supply of fuels and fuel costs – see Section 18.2.2 to Part A of the Periodic Report for 2021.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events Occurring that Occurred in the Period of the Report and Thereafter (Cont.)

Activities in Israel (Cont.)

E.
Tender for sale of Eshkol as part of the reform of Israel Electric Company[55] – in July 2022, a notification was received from the Electric Company that the Company has passed the early classification stage in the tender[56]. For additional details regarding the reform in the Electric Company – see Section 7.2.11 of the Description of the Company’s Business in the Periodic Report for 2021.

For details regarding a petition to the Supreme Court sitting as the High Court of Justice filed against the Business Concentration Committee and the Company by Shikun & Binui Ltd. in connection with the possibility of the Company participating in the tender for acquisition of the Eshkol power plant, and the summary rejection thereof by the High Court of Justice – see the Company’s Immediate Reports dated September 18, 2022 and September 19, 2022 (Reference Nos.: 2022-01-118237 and 2022-01-096165, respectively).

F.
Open matters with the Electric Company and Noga Management of the Electricty System Ltd. (“the System Operator”) and supplementary arrangements regarding Rotem’s matters – further to that stated in Section 7.15.5.1 and of Part A of the Periodic Report for 2021 and Note 28(C) to the consolidated financial statements for 2021, in March 2022 a compromise agreement was signed between Rotem and the Electric Company for purposes of arranging certain open matters between the parties in connection with Rotem’s PPA agreement with the Electric Company. As part of the compromise agreement, Rotem paid the Electric Company the amount of about NIS 5.5 million in respect of a prior dispute regarding collection differences as a result of non‑transfer of meter data in the years 2013 through 2015, and in respect of prior settlements regarding the acquisition cost of energy for Rotem’s customers in cases of load reductions of the System Operator, as defined in the agreement. The said compromise agreement is consistent with the Company’s estimates and the provisions recorded. It is noted that the compromise agreement does not constitute a settlement or waiver of claims of the parties and/or the System Operator regarding other existing or future open matters (including with respect to existing open matters with the System Operator that are in dispute as at the publication date of this report). In this regard, it is noted that in the period of the report, the System Operator contacted Rotem with a contention in connection with transmission of surplus energy not in coordination with him (Rotem disputes the contention), further to open matters, as stated in Section 7.15.5.1 of Part A of the Periodic Report for 2021, which to the best of Rotem’s understanding are expected to be impacted by supplemental arrangements that the Electricity Authority is expected to determine with respect to its matters, as stated in the Periodic Report. As stated, as at the approval date of the report the disputes between Rotem and the System Operator had not yet been resolved and could have a negative impact on the scope of the operation of Rotem and its results and/or initiation of proceedings.

To the best of the Company’s knowledge, as at the approval date of the report the Electricity Authority is expected to advance application of supplemental arrangements to Rotem, as stated in Section 7.13.2 of the Periodic Report for 202157. For additional details regarding the arrangements applicable to Rotem and the potential impacts of supplemental arrangements being considered, to the best of Rotem’s knowledge – see Sections 7.3.13.7(E), 7.13.2, 7.13.4 and 18.3.6 of the Periodic Report for 2021. As at the approval date of the report, a hearing for the matter has not yet been announced and, accordingly, there is no certainty regarding the conditions of the said arrangements should they ultimately ripen into a decision.

G.
Sorek Center – the Company entered into the preliminary classification stage in a tender with respect to a PPP‑type project, for financing, planning, construction, operation, maintenance, and transfer to the State of a two‑fuel conventional power plant that is designated to be constructed in Sorek, with a capacity of 600–900 megawatts, with an option for future expansion, as will be determined by the Electricity Authority[58].

[55]	For additional details – Section 7.2.11.2 of Part A of the Periodic Report for 2021.
[56]
It is clarified that there is no certainty that the Company will submit a purchase offer (bid) as part of the tender. Submission of a bid, as stated, is subject to, among other things, the discretion of the Company’s competent authorities.

[57]
That stated above, including with respect to the supplemental arrangements, the impacts thereof on Rotem and/or advancement by the Electricity Authority constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the information known to the Company as at the approval date of the report, and regarding which there is no certainty it will materialize – this being due to factors not under the Company’s control. Ultimately, the conditions of the supplemental arrangements, should they actually be determined, could be different than those noted in the Periodic Report for 2021. In addition, there is no certainty regarding the advancement and/or application of the decision on the matter.

[58]
It is clarified that there is no certainty that the Company will pass the preliminary classification stage and/or will submit a purchase offer as part of the tender. Submission of an offer, as stated, is subject to, among other things, the discretion of the Company competent organs.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events Occurring that Occurred in the Period of the Report and Thereafter (Cont.)

Activities in Israel (Cont.)

H.
Market model for generation and storage facilities connected to or integrated into the distribution network – in September 2022, a decision of the Electricity Authority was published that governs the activities of the generation and storage facilities in the distribution network and provides the possibility for them to sell electricity directly to the suppliers, commencing from January 2024. In addition, as part of the decision the formula for acquisition of electricity through a virtual supplier was revised. As a practical matter, the decision permits opening of the supply sector to competition while removing the quotas previously provided for this matter. In the Company’s estimation, the decision reduces the viability of the virtual supplier activities compared with the conditions that existed prior to the decision.

For additional details regarding significant events – see this report below and Notes 8 and 9 to the Interim Statements.

Activities in the U.S.

I.
Further to that stated in Section 8.1.4 to Part A of the Periodic Report for 2021, as at the approval date of the report a legal proceeding is pending in the State of Pennsylvania regarding application of the RGGI regulation (with respect to sale of quotas of carbon dioxide). If it is decided as part of the proceeding that the regulation is valid, the power plants operating in Pennsylvania (including the Fairview power plant) are expected to be required to acquire carbon dioxide quotas, similar to the Shore, Maryland, Valley and Towantic power plants. The acquisition cost of the quotas is estimated at about $10 million per year (the share of the CPV Group) – this being starting from the date of the decision, where in the estimation of the CPV Group, the cost is expected to be reflected in an increase in the electricity prices[59].

J.
Further to Section 8.19 of Chapter A of the Company’s Periodic Report for 2021 (Ref. No. 2022‑01-029931), in connection with the CPV Group’s strategy (70% of the CPV Group is held indirectly by the Company) of focusing, among other things, on assessing acquisition opportunities and extending the CPV Group’s activity in the renewable energy area – the Company is pleased to announce that the CPV Group is negotiating toward the purchase of all rights (100%) in four operating wind-powered electricity generation power plants, with an aggregate capacity of 81.5 MW, in New England, United States (hereinafter – the “Projects” and the “Potential Transaction”, as applicable). The Projects started commercial operation between 2008 and 2017 and are located in the ISO-NE market.

As of the approval date of this report, as the Company was informed, the Projects sell their entire electricity and green energy certificates (RECs), under separate power purchase agreements (PPAs), for the next 13 to 19 years, with the majority of the capacity to be sold in the next 15 years. To the extent the Potential Transaction is completed, the Company is expected to double its current EBITDA deriving from renewable energy in the United States60.

The consideration in the Potential Transaction is estimated at USD 172 million, subject to the adjustments and the terms and conditions to be finalized in the acquisition agreement, if signed.

As of the approval date of this report, the parties signed an exclusivity agreement, and are in advanced negotiation toward entering into a binding agreement. The exclusivity agreement stipulates that the CPV Group will exclusively negotiate the acquisition of the Projects and form a binding agreement by January 7, 2023 (with extension option under certain conditions). The Potential Transaction, if signed, will be subject to conditions precedent to be set in the binding agreement, including the receipt of regulatory approvals in the United States, which are expected to be obtained within 2 to 5 months of the signing date of a binding agreement (if ultimately signed)61.

59 That stated constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the estimates of the CPV Group. Ultimately, that stated may not materialize or may materialize in a different manner – this being due to factors relating to the market conditions as they will be and/or factors not under the Group’s control.
60 For details regarding the results of the renewable energy activities in the U.S. – see Section 4B and Section 5B, above.
61 It is clarified that that stated in this Section above, including regarding the possibility of entering into the Potential Transaction and/or its conditions, the characteristics of the Project, the expectation of doubling the present EBITDA, estimate of the consideration in the Potential Transaction, the anticipated dates of the acquisition and/or the completion of the Potential Transaction, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the estimates of the CPV Group as at the approval date of the report There is no certainty regarding the realization or the manner of the realization of the said information, and this includes that, as at the approval date of the report, there is no certainty regarding the Project’s results (which are subject to risk factors relating to a project of this type) and/or completion of the Potential Transaction, which is currently being negotiated and its execution, if executed, is subject to the fulfillment of various conditions (including the negotiations and formulation of a binding agreement, receipt of approvals, etc.), including those that are not under the Company’s control and that had not been fulfilled as at the approval date of the report.

OPC Energy Ltd.
Report of the Board of Directors

10.	Additional Events Occurring that Occurred in the Period of the Report and Thereafter (Cont.)

The Company in general

K.
Raising of capital – regarding issuances of ordinary shares of the Company as part of an issuance to the public and a private issuance to classified investors in July and September 2022, respectively – see Notes 6A(3) and 6A(4) to the Interim Statements.

L.
Senior officers – on June 14, 2022, the Company gave notice of conclusion of the service of Mr. Tzahi Goshen as the Company’s CFO. Further to the said notification, on June 28, 2022, the Company gave notice regarding appointment of Ms. Anna Bernstein Schwertzman to the position of the Company’s CFO. The service of Ms. Bernstein Schwertzman commenced on September 1, 2022.

M.
Extension of the period of the Company’s shelf prospectus – the validity of the shelf prospectus that was supposed to expire on July 30, 2022 was extended by the Securities Authority by an additional 12 months, that is, up to July 30, 2023.

N.	Reconfirmation of issuer’s rating – for details – see Note 6A(1) to the Interim Statements.

O.	Renewal of credit framework from financial entity – for details regarding renewal of the credit framework from Harel – see Note 9 to the Interim Statements.

For additional details regarding significant events – see this report below and Notes 6,7 and 9 to the Interim Statements.

11.	Debentures (Series B) and (Series C)

In the period of the report, there were no significant changes in the details of the existing (outstanding) series of debentures issued by the Company and that were offered to the public pursuant to a prospectus, the details of the trustees for the debentures, the conditions for calling of the debentures for immediate repayment, the Company’s compliance and the said conditions and the collaterals for the debentures, as detailed in Section 10 of the Report of the Board of Directors in the Periodic Report for 2021 and in Note 17 to the consolidated financial statements for 2021. For additional details regarding reconfirmation of the issuer’s rating – see Note 6A(1) to the Interim Statements. On March 31, 2022 and September 30, 2022, payments of principal were made with respect to the Company’s debentures (Series B). For details – see the Immediate Reports dated March 31, 2022 and October 2, 2022 (Reference Nos.: 2022‑01‑122797 and 2022‑01‑041281

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of the Coronavirus and changes in the macro‑economic environment on the Group’s activities and its results

A.
The Coronavirus and the broad global impacts on raw‑material prices and supply chains – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus has continued to spread, including different variants that developed, and it has caused significant business and economic uncertainty. In the period of the report, the restrictions on movement (travel) and carrying on of business and trade in the Company’s areas of activity were lifted. In light of the dynamic nature of the virus (development of additional variants) and the consequences of ongoing events that are related to the virus (such as an increase in the prices of raw materials and transport costs), there remains uncertainty regarding the broad‑sweeping impacts of the Coronavirus crisis, on the markets and factors relating the Company’s activities.

In the period of the report and thereafter, due to high global demand for raw materials and transport and dispatch, the significant increase in the costs of the raw materials continued, and delays in the generation and supply chain are visible. Accordingly, global delays have been caused in the equipment supply dates along with an increase in the prices of raw materials and equipment used for construction and maintenance of the Group’s generation facilities and power plants. This trend impacts the construction and/or maintenance costs of the Group’s projects in its activity markets and the timetables for their completion, as noted in Section 2 above. In addition, the impact of this trend is particularly visible in connection with development projects (including energy generation facilities) and with respect to availability and prices of solar panels for solar projects in the development stage or under construction of the CPV Group. As at the approval date of the report, there is no certainty with respect to the continuation or scope of the trend and, therefore, the Group is not able to estimate with any degree of certainty the impact thereof on the Group’s activities.

For additional details regarding the Coronavirus crisis and its impacts on the Group’s activities – see Sections 7.3.8, 7.11.1, 7.15.1 and 18.1.6 of Part A of the Periodic Report for 2021 and Note 28D to the consolidated financial statements for 2021.

B.
Significant changes in the macro‑economic environment – as detailed in Section 18 of Part A of the Periodic Report for 2021, the macro‑economic environment, which is characterized by high rates of inflation and interest‑rate hikes, could impact the Group’s activities in a number of ways including, the interest and linkage in respect of the loans taken out and the debentures sold by the Group companies, which is variable interest (as detailed in this Section below), will increase and, in turn, also the Company’s financing expenses, and the increases in commodity prices and raw materials will increase the expenses of the Group’s projects, along with an increase in salary expenses, maintenance and equipment costs. Furthermore, the increase in the interest rate could have an impact on the value in use of the Group’s power plants on the balance of the goodwill and on the fair value of the liability in respect of the profit‑sharing plan in the CPV Group. It is pointed out that pursuant to the examination made by the Company, the increase in the interest rate in the period of the report did not cause a decline in the value of the Group’s assets. It is noted that changes in the currency exchange rates also impact the Company. For additional details – see Note 23 to the consolidated financial statements for 2021.

Set forth below is a brief summary of the impact of the macro‑economic changes, as stated, on the Company based on its estimates as at the period of the report, while taking into account the uncertainty that characterizes the factors described above as at the publication date of the report, the Company is unable to estimate the extent of their impact on its future results:

OPC Energy Ltd.
Report of the Board of Directors

12.	Impacts of the Coronavirus and changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

B.	Significant changes in the macro‑economic environment (Cont.)

(1)
As stated, part of the Group’s liabilities in Israel are linked to the CPI. An increase in the rates of inflation in Israel, generally leads to an increase in the Company’s financing expenses and a decrease in its profits. For additional details regarding the linkage terms of the Company’s liabilities – in this Section below.In addition, in the Company’s estimation, inflation in the future could trigger an increase in the construction and procurement costs of projects in Israel and in the U.S. For details regarding the impact of an increase in the natural gas and energy prices on the Group’s activities in the U.S. – in Section 3.3 above. It is noted that in the period of the commercial operation of Zomet, Zomet’s capacity tariff is linked to the CPI – for additional details regarding this matter, see Section 7.13.8 of Part A of the Periodic Report for 2021. It is further noted that an increase in the CPI generally has a favorable impact on the generation component, which is updated from time to time by the Electricity Authority and from which the Company income in Israel is derived.

(2)
The increase in the interest did not have a significant impact on the Company’s results in the third quarter of 2022. Regarding the active power plants of the CPV Group, interest hedges exist. In Israel, the main impact of the change in the interest rates is reflected in an increase in the construction cost of the projects. It is further noted that changes in the interest rate also impact calculation of the fair value of the profit‑sharing plan of the CPV Group, as stated in Note 7E(3) to the Interim Statements and Note 18C to the consolidated statements for 2021. Continuation of the trend of rising interest rates could have a negative impact on the financing costs with reference to the financing agreements and any refinancing. In this context, an increase in the interest is expected to trigger a demand to increase the revenues of the projects in the area[62].

The following table details the Company’s debt as at September 30, 2022 (in millions of NIS) in accordance with the linkage bases and the Company’s exposure to the interest risks:

Debt (including
interest payable)

Shekel linked to the CPI	1,445
Shekel at prime interest	789
Shekel at fixed interest	1,068
Dollar at LIBOR interest	318
Total	3,620

In the nine‑month and three‑month periods ended September 30, 2022, the Company recognized financing expenses in the area of activities in Israel, in the amounts of about NIS 43 million and about NIS 15 million, respectively, in light of the increase in the CPI.

[62]
It is clarified that that stated above with reference to the Company’s estimates in connection with the impact of inflation and the increase in the interest rates on the Company’s business constitutes “forward‑looking” information as it is defined in the Securities Law, and is based on the information in the Company’s possession and on the Company’s estimates as at this date, and taking into account the scope of its activities and the mix of its investments as at the approval date of the report. The information and the estimates, as stated, might not be realized and/or might be realized in a different manner, due to, among other things, factors that are not known to the Company as at this date or that are not under its control, including, realization of the risk factors that characterize the Company’s activities, as stated, and the manner of their realization.

OPC Energy Ltd.
Report of the Board of Directors

13.	Contributions Policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. As part of the Company’s policy for charitable contributions, commencing from the beginning of the year and up to the approval date of the report, the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related indirectly to the Company’s controlling shareholder. The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashay Lev” Society	145
For the sake of good order, it is noted that Ms. Michal Marom Brickman, an external director of the Company, serves as a director and a member of the Investments Committee of the Management Committee of the Tel‑Aviv Medical Center in the name of Sorosky (without pay). It is further noted that, as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Nirim” Society	150	–
“Technoda Hadera Givat Olga” Society	300	–
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without compensation.
Total	1,645

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 23, 2022